UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2012

Commission File Number: 000-53087

ASIA ENTERTAINMENT & RESOURCES LTD.

(Translation of registrant’s name into English)

Unit 605, East Town Building, 16 Fenwick Street, Wanchai, Hong Kong
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

EXPLANATORY NOTE

This Report of Foreign Private Issuer on Form 6-K filed by Asia Entertainment & Resources Ltd. (the “Company”) contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates,” “believes,” “expects,” “can,” “continue,” “could,” “estimates,” “intends,” “may,” “plans,” “potential,” “predict,” “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels or activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company expectations are as of the date this Form 6-K is filed, and the Company does not intend to update any of the forward-looking statements after the date this Report on Form 6-K is filed to confirm these statements to actual results, unless required by law.

ASIA ENTERTAINMENT & RESOURCES LTD.

CONSOLIDATED BALANCE SHEETS

	September 30, 2012	December 31, 2011
	(Unaudited)
ASSETS
CURRENT ASSETS
Cash and Cash Equivalents	$27,343,699	$16,718,565
Accounts Receivable, Net	12,768,260	1,240,142
Markers Receivable	237,749,378	240,131,089
Prepaid Expenses and Other Assets	363,000	292,559
Total Current Assets	278,224,337	258,382,355

Intangible Assets (net of accumulated amortization of $10,117,927 and $5,902,419 at September 30, 2012 and December 31, 2011, respectively)	96,837,876	54,983,937
Goodwill	17,030,071	14,992,009
Property and Equipment (net of accumulated depreciation of $11,046 and $1,101 at September 30, 2012 and December 31, 2011, respectively)	17,006	26,855
Other Assets	21,582	22,158
TOTAL ASSETS	$392,130,872	$328,407,314

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Lines of Credit Payable	$54,812,330	$46,270,563
Accrued Expenses	11,822,426	16,157,439
Payable-King's Gaming Acquisition-Contingent Purchase Price Obligation	9,000,000	12,057,600
Loan Payable, Shareholders, current	6,234,512	2,641,619
Total Current Liabilities	81,869,268	77,127,221

Loan Payable, Shareholders	60,000,000	60,000,000
Bao Li Gaming Acquisition-Contingent Purchase Price Obligation	32,196,364	-
King's Gaming Acquisition-Contingent Purchase Price Obligation, net of current portion	9,000,000	32,492,985
Total Liabilities	183,065,632	169,620,206

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY
Preferred Shares, $0.0001 par value Authorized 1,150,000 shares; none issued	-	-
Ordinary Shares, $0.0001 par value Authorized 200,000,000 shares; issued and outstanding 42,188,817 at September 30, 2012 and 38,804,064 at December 31, 2011	4,219	3,881
Additional Paid-in Capital	72,875,073	52,581,098
Retained Earnings	135,717,930	106,308,297
Accumulated Comprehensive Income (Loss)	468,018	(106,168)
Total Shareholders' Equity	209,065,240	158,787,108
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$392,130,872	$328,407,314

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

F-1

 ASIA ENTERTAINMENT & RESOURCES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

AND COMPREHENSIVE INCOME

(Unaudited)

	For the	For the	For the	For the
	Three Months Ended	Three Months Ended	Nine Months Ended	Nine Months Ended
	September 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011
Revenue from VIP Gaming Operations	$54,028,116	$74,413,996	$179,877,294	$180,870,093

Expenses
- Commission to Agents	34,535,621	47,198,390	116,158,974	111,481,366
- Selling, General and Administrative Expenses	4,142,397	4,100,589	13,353,684	11,640,203
- Special Rolling Tax	403,110	595,224	1,409,772	1,435,767
- Amortization of Intangible Assets	1,655,700	1,263,069	4,192,535	3,792,795
Total Expenses	40,736,828	53,157,272	135,114,965	128,350,131

Operating income before change in fair value of contingent consideration	13,291,288	21,256,724	44,762,329	52,519,962
Change in Fair Value of Contingent Consideration for the Acquisition of King's Gaming and Bao Li	9,352,152	5,606,357	15,246,583	8,377,040
Net Income	22,643,440	26,863,081	60,008,912	60,897,002

Comprehensive Income
Foreign Currency
- Translation Adjustment	66,291	(153,735)	574,186	(256,495)
Total Comprehensive Income	$22,709,731	$26,709,346	$60,583,098	$60,640,507

Net Income Per Share
Basic	$0.53	$0.69	$1.41	$1.63
Diluted	$0.53	$0.68	$1.41	$1.61
Weighted Average Shares Outstanding
Basic	42,386,032	38,824,025	42,442,746	37,436,113
Diluted	42,386,032	39,229,556	42,442,746	37,910,394

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

F-2

 ASIA ENTERTAINMENT & RESOURCES LTD.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012

(Unaudited)

			Additional		Accumulated	Total
	Ordinary Shares		Paid-In	Retained	Comprehensive	Shareholders'
	Shares	Amount	Capital	Earnings	Income (Loss)	Equity

Balances, December 31, 2011	38,804,064	$3,881	$52,581,098	$106,308,297	$(106,168)	$158,787,108

Dividend paid	-	-	-	(12,622,128)	-	(12,622,128)

Ordinary shares repurchased and retired	(288,647)	(29)	(1,086,409)	-	-	(1,086,438)

Incentive shares issued for AGRL's 2011 net income target	3,103,000	310	17,976,841	(17,977,151)	-	-

Incentive shares issued for King's Gaming 2011 net income target	520,000	52	3,057,548	-	-	3,057,600

Director shares issued for compensation	50,400	5	345,995	-	-	346,000

Net income	-	-	-	60,008,912	-	60,008,912

Foreign currency translation adjustment	-	-	-	-	574,186	574,186

Balances, September 30, 2012	42,188,817	$4,219	$72,875,073	$135,717,930	$468,018	$209,065,240

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

F-3

ASIA ENTERTAINMENT & RESOURCES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	For the	For the
	Nine Months Ended	Nine Months Ended
	September 30, 2012	September 30, 2011
Cash flows provided by (used in) operating activities
Net income	$60,008,912	$60,897,002

Adjustments to reconcile net income to net cash provided by (used in) operating activities

Amortization of intangible assets	4,192,535	3,792,795
Change in fair value of contingent purchase price obligation for the acquisition of King's Gaming and Bao Li Gaming	(15,246,583)	(8,377,040)
Depreciation	9,935	-
Change in assets and liabilities
Accounts Receivable	(11,370,539)	(12,413,098)
Markers Receivable	3,206,516	(96,414,918)
Prepaid Expenses and Other Assets	(68,741)	(240,445)
Lines of Credit Payable	8,377,152	44,889,528
Accrued Expenses	(4,041,874)	6,168,675
Net cash provided by (used in) operating activities	45,067,313	(1,697,501)

Cash flows (used in) investing activities

Cash paid for Bao Li Gaming acquisition	(15,146,032)	-
Net cash (used in) investing activities	(15,146,032)	-

Cash flows (used in) financing activities

Cash paid for King's Gaming acquisition	(9,000,000)	-
Cash paid for shares repurchased	(1,086,438)	-
Dividend paid	(12,622,128)	(3,880,406)
Proceeds from shareholder loans	3,375,069	3,016,039
Net cash (used in) financing activities	(19,333,497)	(864,367)

Net increase (decrease) in cash and cash equivalents	10,587,784	(2,561,868)

Effect of foreign currency translation on cash	37,350	(193,172)

Cash and cash equivalents at beginning of period	16,718,565	13,843,622

Cash and cash equivalents at end of period	$27,343,699	$11,088,582

Non-cash Investing Activities
Estimated contingent purchase price- Bao Li Gaming	$32,196,364	$-

Non-cash Financing Activities
Incentive shares issued for 2010 net income target	$-	$1,205
Incentive shares issued for filing 2010 Form 20-F	$-	$421
Incentive shares issued for 2011 net income target	$17,977,151	$-
Incentive shares issued for King's Gaming 2011 net income target and relieved from contingent consideration	$3,057,600	$-
Shares issued for director's compensation	$346,000	$-
Notes issued for shareholder loans	$-	$60,000,000

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

F-4

ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

Note 1 – Organization and Business of Companies

 Asia Entertainment & Resources Ltd. (formerly CS China Acquisition Corp.) ("AERL" or the “Company”) was incorporated in the Cayman Islands on September 24, 2007 as a blank check company whose objective was to acquire, through a share exchange, asset acquisition or other similar business combination, an operating business, or control of such operating business through contractual arrangements, that has its principal operations located in People’s Republic of China (“PRC”, “China”).

On October 6, 2009, AERL entered into a Stock Purchase Agreement, subsequently amended on November 10, 2009, December 9, 2009, January 11, 2010 and April 18, 2011 (the “Agreement”), with Asia Gaming & Resort Limited and its wholly owned subsidiaries, (collectively “AGRL”) and Spring Fortune Investments Ltd. (“Spring Fortune”) that provided for the acquisition by AERL from Spring Fortune of all of the outstanding capital stock of AGRL.  On February 2, 2010, the acquisition was consummated pursuant to the terms of the Agreement, and AGRL became a wholly owned subsidiary of AERL, as discussed in Note 8.  The operations of AGRL's Promoter Companies are based in Macau, and are subject to Macau jurisdiction. The Company operates a gaming promotion business in VIP gaming rooms located in hotels and casinos in Macau.

The acquisition was accounted for as a “reverse merger” and recapitalization since the shareholder of AGRL (i) owns a majority of the outstanding ordinary shares of AERL, par value $0.0001 (the “Ordinary Shares”) immediately following the completion of the transaction, and (ii) has significant influence and the ability to elect or appoint or to remove a majority of the members of the governing body of the combined entity, and AGRL’s senior management dominates the management of the combined entity immediately following the completion of the transaction. The assets and liabilities and the historical operations that are reflected in the financial statements are those of AGRL and its VIP gaming promoters (sometimes referred to as the “Promoter Companies”) and are recorded at the historical cost basis of AGRL and the VIP gaming promoters. AERL’s assets, liabilities and results of operations are consolidated with the assets, liabilities and results of operations of AGRL, its subsidiaries and the Promoter Companies subsequent to the acquisition.

AERL, its subsidiaries (including AGRL) and the Promoter Companies are collectively referred to as the "Group".

Upon the closing of the acquisition of AGRL by AERL, the Promoter Companies became variable interest entities (‘‘VIEs’’) of the subsidiaries of AGRL, which are the primary beneficiaries of the operations of the Promoter Companies through the profit interest agreements which were entered into on February 2, 2010 and agreements subsequent to that date.

On November 10, 2010, the Company entered into an agreement to acquire the right to 100% of the profits derived by King's Gaming Promotion Limited (“King's Gaming”) from the promotion of the Wenzhou VIP Room at the Venetian Hotel and Casino in Macau as discussed in Note 9.

On May 15, 2011 the Company opened a new VIP gaming room at Galaxy Resort Macau located in Cotai, Macau.

On June 16, 2011, the Company closed the VIP gaming room at the MGM Grand Hotel and Casino in Macau.

Jubilee Dynasty Limited ("Jubilee Dynasty"), a subsidiary of AGRL, was incorporated on May 18, 2012.  The main asset of Jubilee Dynasty is the right to 100% of the profit derived by Bao Li Gaming Promotion Limited (“Bao Li” or “Bao Li Gaming”) from the promotion of a VIP gaming room at the City of Dreams Hotel and Casino in Macau, pursuant to the profit interest agreement between Jubilee Dynasty and Bao Li effective September 1, 2012.

On September 5, 2012, the Company entered into an agreement to acquire the right to 100% of the profits derived by Bao Li Gaming from the promotion of a VIP gaming room at the City of Dreams Hotel and Casino in Macau as discussed in Note 10.

F-5

ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

Currently, Macau laws do not allow corporate entities, such as AERL, to directly operate a gaming promotion business in Macau.   Consequently, AERL’s gaming promotion business is operated through a series of contractual arrangements, including profit interest agreements that enable the AGRL subsidiaries to receive substantially all of the economic benefits of the Promoter Companies and for AGRL to exercise effective control over the Promoter Companies.

Management’s determination of the appropriate accounting method with respect to the AGRL variable interest entities is based on Financial Accounting Standards Board Accounting Standards Codification (“FASB ASC”) Topic 810 “Consolidation of Variable Interest Entities". AGRL consolidates the VIEs because the equity investors in the Promoter Companies do not have the characteristics of a controlling financial interest and AERL through AGRL is the primary beneficiary and will disclose significant variable interests in VIEs of which it is not the primary beneficiary, if any.

In accordance with FASB ASC Topic 810 "Consolidations", the operations of the Promoter Companies are consolidated with those of AERL for all periods subsequent to the closing of the acquisition of AGRL by AERL. Prior to the closing of the acquisitions, all revenue and expenses of the Promoter Companies has been attributed to the former beneficiaries of the VIEs and has been disclosed as the prior owners' interest in pre-acquisition profit and has reduced income available to the ordinary shareholders.

VIP Gaming Promoter Agreements

Sang Heng’s Gaming Representative (VIP Room Promoter) Agreement dated as of February 1, 2008 entered into between Galaxy Casino, S.A., and Sang Heng allowed for the sharing of profits as a gaming representative of Iao Kun VIP Room in Star World Hotel and Casino in Macau for the period from November 30, 2007 to December 31, 2008. Pursuant to an agreement in October 2009, both parties agreed that Sang Heng should be compensated in accordance with Order no. 83/2009, which provides the maximum commission for gaming activity of promotion of games at 1.25% of the rolling chip turnover. The agreement became effective on November 1, 2009. The agreement must be, and has been, renewed annually. Effective September 1, 2012, both parties agreed to change to the revenue share model and Sang Heng is compensated based upon a mutually agreed upon percentage of the win/losses of the VIP gaming room.

King’s Gaming’s Gaming Representative (VIP Room Promoter) Agreement was entered into in July 2008 between Venetian Macau S.A. and King's Gaming which allowed for the sharing of profits as a gaming representative of Wenzhou VIP Room in Venetian Hotel and Casino in Macau for the period ended December 31, 2008. The agreement was renewed in January 2009 for the period from January 1, 2009 to December 31, 2009. Pursuant to an agreement in September 2009, both parties agreed that King's Gaming should be compensated in accordance with Order no. 83/2009, which provides the maximum commission for gaming activity of promotion of games at 1.25% of the rolling chip turnover. The agreement became effective on November 1, 2009. The agreement automatically renews annually. Effective September 1, 2012, both parties agreed to change to the revenue share model and King’s Gaming is compensated based upon a mutually agreed upon percentage of the win/losses of the VIP gaming room.

Sang Lung’s Gaming Representative (VIP Room Promoter) Agreement dated as of June 24, 2011 entered into between Galaxy Casino, S.A., and Sang Lung allowed for Sang Lung to be compensated in accordance with Order no. 83/2009, which provides the maximum commission for gaming activity of promotion of games at 1.25% of the rolling chip turnover. The agreement became effective on July 1, 2011. The agreement must be, and has been, renewed annually. Effective September 1, 2012, both parties agreed to change to the revenue share model and Sang Lung is compensated based upon a mutually agreed upon percentage of the win/losses of the VIP gaming room.

Bao Li’s Gaming Promoter Agreement was entered into on February 7, 2011 between Melco Crown Gaming (Macau) Limited and Bao Li Gaming which allowed for it to be compensated in accordance with Order no. 83/2009, which provides the maximum commission for gaming activity of promotion of games at 1.25% of the rolling chip turnover. The agreement automatically renews annually. As matter of convenience and to maintain flexibility in remuneration methods, the Company also entered into an agreement with Melco Crown Gaming (Macau) Limited to share in the casino’s VIP gaming room wins or losses from the gaming patrons recruited by the Company. Either the Promoter or the Casino Operators may adjust these arrangements with adequate notice and agreement by both parties to the arrangement. Effective September 1, 2012, both parties agreed to change to the revenue share model and Bao Li Gaming is compensated based upon a mutually agreed upon percentage of the win/losses of the VIP gaming room.

F-6

ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

Iao Pou’s Gaming Representative (VIP Room Promoter) Agreement dated as of June 22, 2009 entered into between MGM Grand Hotel and Casino in Macau and Iao Pou allows for the sharing of profits as a Gaming Promoter of Iao Kun VIP Room in the MGM Grand Hotel and Casino in Macau for the period from June 22, 2009 to March 31, 2010. A new agreement was entered into on November 9, 2009 and was automatically renewed on January 1 for a one year period.  The Group closed the Iao Kun VIP Room on June 16, 2011 to focus its resources at its other VIP gaming rooms and the Agreement was terminated.

 Note 2 — Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements as of September 30, 2012 and for the three and nine month periods ended September 30, 2012 and 2011 are unaudited. The accompanying unaudited consolidated financial statements have been prepared by the Company in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial reporting. In the opinion of management, all adjustments (consisting of normal recurring adjustments) have been made that are necessary to present fairly the financial position of the Company as of September 30, 2012 and the results of its operations for the three and nine month periods ended September 30, 2012 and 2011 and cash flows for the nine month periods ended September 30, 2012 and 2011. Operating results as presented are not necessarily indicative of the results to be expected for a full year. These financial statements and related footnotes should be read in conjunction with the financial statements and footnotes thereto included in the Company’s Form 20-F filed on March 16, 2012 with the Securities and Exchange Commission for the year ended December 31, 2011.

Principles of Consolidation

The operations of the Promoter Companies are consolidated with those of AGRL and its wholly owned subsidiaries and AERL as of September 30, 2012 and December 31, 2011 and for the three and nine month periods ended September 30, 2012 and 2011. Intercompany transactions and account balances have been eliminated. Unless otherwise indicated all currency amounts are in United States Dollars.

Fiscal Year End

The fiscal year end of the Company is December 31.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires the management to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. These estimates and judgments are based on historical information, information that is currently available to the management and on various other assumptions that the management believes to be reasonable under the circumstances. The Company has made significant estimates of the contingent purchase price due for the King's Gaming and Bao Li Gaming acquisitions in these unaudited consolidated financial statements. Actual results could vary from those estimates.

Revenue Recognition

Revenue from VIP gaming room operations is recorded monthly based upon the Promoter Companies’ share of the net gaming wins or as a percentage of non-negotiable chips wagered in VIP gaming rooms. The amounts due to the Promoter Companies are calculated and reported by the Casino Operators on a monthly basis, usually within two days of the month end.

F-7

ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

In accordance with long standing industry practice in Macau, the Promoter Companies’ operations in Grand Waldo Hotel and Casino, Star World Hotel and Casino and MGM Grand Hotel and Casino had similar win and loss sharing arrangements (“revenue sharing model”). Under these arrangements, Sang Heng, Spring and Iao Pou shared in the casino’s VIP gaming room wins or losses from the gaming patrons recruited by the Promoter Companies. Typically, wins or losses are allocated as 40.25% to 45% of net gaming wins on a pre-gaming tax basis. The Promoter Companies may or the Casino Operators may adjust these arrangements with adequate notice and agreement by both parties to the arrangement.

Additionally, the Promoter Companies earn revenues based upon percentages of non-negotiable chips wagered in the VIP gaming rooms (typically 0.05%), which is available to offset costs incurred for accommodations, food and beverage and other services furnished to VIP gaming patrons without charge and is included in gross revenues and then deducted as promotional allowances are incurred.  These revenues are included in revenue from VIP Gaming Operations in the accompanying unaudited consolidated statements of operations.

In July 2009, all concessionaires and sub-concessionaires entered into an agreement to cap gaming promoter commissions. Under this agreement, commission payments to gaming promoters cannot exceed 1.25% of the rolling chip turnover regardless of the commission structure adopted. As a result of the amendments made to Administrative Regulation No. 6/2002 by Administrative Regulation 27/2009 dated August 10, 2009, the Secretary of Economy and Finance of the Macau SAR now has the authority to issue a dispatch implementing the 1.25% gaming promoter commission cap, as agreed between all concessionaires and sub-concessionaires.  The amendment sets forth standards for what constitutes a commission to gaming promoters, including all types of payments, either monetary or in specie, that are made to gaming promoters such as food and beverage, hotel and other services and allowances. The amendment also imposes obligations on gaming promoters and Casino Operators to report regularly to the Gaming Inspection and Coordination Bureau of the Macau SAR and imposes fines or other sanctions for noncompliance with the commission cap or the monthly obligations to report and detail the amount of commissions paid to gaming promoters.

Beginning in October 2009, Star World Hotel and Casino agreed to revise the Sang Heng Agreement and removed the win/loss sharing component and replaced it with a commission payable to Sang Heng at a rate of 1.25% of the rolling chip turnover.  Management had requested that the MGM Grand Hotel and Casino revise the Iao Pou Agreement to remove the win/loss sharing component and replace it with a commission payable to Iao Pou at a rate of 1.25% of the rolling chip turnover.  MGM Grand Hotel and Casino declined the request to allow for fixed commissions.  The Company closed its VIP gaming room in the MGM Hotel and Casino on June 16, 2011.  The Sang Lung and King’s Gaming arrangements were also based on 1.25% of the rolling chip turnover.  Management believed that this change in the revenue structure had reduced the inherent risk in promoting a VIP gaming room, due to the fluctuation surrounding gaming wins and losses.  The fixed commission revenues were based only on the amount of the rolling chip turnover, rather than the win/loss of the gaming operations.  Total rolling chip turnover in the Group’s VIP gaming rooms was approximately $4,031,000,000 and $5,951,000,000 during the three months ended September 30, 2012 and 2011, respectively; and $14,097,000,000 and $ 14,356,000,000 during the nine months ended September 30, 2012 and 2011, respectively.

On August 1, 2012, the Company announced that beginning on September 1, 2012, it would be changing its remuneration model from a fixed commission model of 1.25% of the rolling chip turnover to a revenue sharing model. The decision to change from the fixed commission model to the revenue sharing model, was made as a result of the Company’s expansion into four VIP gaming rooms and the ability to spread the risk of fluctuations surrounding gaming wins and losses. Additionally, management has initiated a new program offered to junket agents who provide their own credit to gaming patrons, allowing the junket agent to assume some of the risk of gaming losses or receive increased commissions as a result of gaming wins.

VIP Gaming Room Cage and Marker Accounting

As of December 31, 2009 and through the period prior to the reverse merger on February 2, 2010, the Promoter Companies did not extend credit to junket agents.  Previously, the operations of the cage, which is where cash, non-negotiable and cash chips transactions and extension of credit occur, were owned by the individual owners of the Promoter Companies.  Subsequent to the acquisition of AGRL by AERL (see Note 8), the operations and extension of credit by the cage became controlled by the Group through the Promoter Companies and Messrs. Lam and Vong assigned the assets of the cage to AERL and its subsidiaries as a loan (see Note 7).

F-8

ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

In the VIP gaming rooms, junket agents primarily purchase non-negotiable chips from the cage either with cash, cash chips, cashier’s order, or markers (short term, non-interest bearing loans). Non-negotiable chips can only be used to make wagers. Winning wagers are paid in cash chips. If the gaming patrons continue to play, they must exchange the cash chips for non-negotiable chips, which is the basis for commission.  The wager of the non-negotiable chips by the gaming patrons in the VIP gaming room is recorded as rolling chip turnover and provides a basis for measuring VIP gaming room win percentage. It is customary in Macau to measure VIP gaming room play using this rolling chip method.

The law in Macau permits VIP gaming promoters to extend credit to junket agents, who act as patron representatives.

With the completion of the acquisition of AGRL by AERL, the Group, through the Promoter Companies, extends credit to junket agents. A majority of the Group’s consolidated markers receivable are owed by junket agents from Macau and the rest are primarily in Asia. In addition to enforceability issues, the collectability of marker receivable from foreign junket agents is affected by a number of factors including changes in economic conditions in the junket agents’ home countries. As of September 30, 2012 and December 31, 2011, markers receivable amounted to $237,749,378 and $240,131,089, respectively.

The Group may not be able to collect all of their markers receivable from the junket agents. Management expects that the Group will be able to enforce these obligations only in a limited number of jurisdictions, including Macau and Hong Kong. To the extent that junket agents of the Group, through the Promoter Companies, are from other jurisdictions, the Group may not have access to a forum in which they will be able to collect all of their markers receivable because, among other reasons, courts of many jurisdictions do not enforce gaming debts and the Group may encounter forums that will refuse to enforce such debts. The Group’s inability to collect gaming debts could have a significant negative impact on their operating results.

The following is a summary of an aging of the Company’s markers receivable by jurisdiction that may refuse to enforce such debts:

Jurisdiction/Aging	September 30, 2012	% of total markers receivable	December 31, 2011	% of total markers receivable
PRC
0-30 days	$61,285,996		$37,987,405
31-60 days	19,145,506		8,791,929
61-90 days	1,289,607		-
Total	$81,721,109	34%	$46,779,334	19%

The Group regularly evaluates the allowance for uncollectible marker receivable based on a specific review of junket agent accounts as well as management’s prior experience with collection trends in the casino industry and current economic and business conditions. Upon the completion of the acquisition, Messrs. Lam and Vong guaranteed all markers receivable. The guarantee of Messrs. Lam and Vong can be offset against the loans provided by them for the working capital. In addition, Mr. Mok has guaranteed the collection of all markers receivable attributable to Mr. Mok and his network of junket agents at both King’s Gaming existing VIP gaming room and the Company’s existing and future VIP gaming rooms. In addition, Mr. Lou has guaranteed the collection of all markers receivable attributable to Mr. Lou and his network of junket agents at both Bao Li Gaming’s existing VIP gaming room and the Company’s existing and future VIP gaming rooms through December 31, 2015. Therefore, as of September 30, 2012 and December 31, 2011, management believes that an allowance for uncollectible markers receivable is not deemed necessary.

F-9

ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

Fair Value of Financial Instruments

FASB ASC Topic 820 “Fair Value Measurements and Disclosures” defines fair value, the methods used to measure fair value and the expanded disclosures about fair value measurements. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between the buyer and the seller at the measurement date. In determining fair value, the valuation techniques consistent with the market approach, income approach and cost approach shall be used to measure fair value. FASB ASC Topic 820 establishes a fair value hierarchy for inputs, which represent the assumptions used by the buyer and seller in pricing the asset or liability. These inputs are further defined as observable and unobservable inputs. Observable inputs are those that buyer and seller would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company’s assumptions about the inputs that the buyer and seller would use in pricing the asset or liability developed based on the best information available in the circumstances.

The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 —	Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not being applied. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.
Level 2 —	Valuations based on (i) quoted prices in active markets for similar assets and liabilities, (ii) quoted prices in markets that are not active for identical or similar assets, (iii) inputs other than quoted prices for the assets or liabilities, or (iv) inputs that are derived principally from or corroborated by market through correlation or other means.
Level 3 —	Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

For certain of the Group's financial instruments, none of which are held for trading purposes, including cash and cash equivalents, accounts receivable, markers receivable, certain other current assets, lines of credit  payable, accrued expenses, payable-King’s Gaming acquisition, and loan payable to shareholders the carrying values of these financial instruments, other than long-term loan payable to shareholders and payables-King’s Gaming and Bao Li acquisitions, approximate their fair value due to their short maturities.  The carrying value of long-term loan payable to shareholders approximates their fair value since they guarantee the markers receivable.  The payables-King’s Gaming and Bao Li acquisitions were initially recognized for the fair values of the acquisition contingent consideration and are adjusted to the fair value at each subsequent reporting date (see Notes 9 and 10).

Cash and Cash Equivalents

Cash and cash equivalents consist of cash, cash chips, non-negotiable chips and short-term investments with original maturities of less than 90 days. Cash equivalents are placed with high credit quality financial institutions.

Accounts Receivable and Concentration of Credit Risk

Accounts receivable are principally comprised of net gaming revenues, fees and incentives revenues receivable, which do not bear interest and are recorded at amounts due from the Casino Operators.

When deemed necessary, the Group records an allowance for doubtful accounts which represents management’s best estimate of the amount of probable credit losses in the Group’s existing accounts receivable. Management believes that all outstanding balances are collectible and therefore an allowance has not been established. Although management believes that no allowance is currently necessary, it is possible that the estimated amount of cash collections with respect to accounts receivable could change.

F-10

ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

Earnings Per Share

The calculations of earnings per share are computed as follows for the three and nine months ended September 30, 2012 and 2011:

	Three Months Ended September 30, 2012	Three Months Ended September 30, 2011	Nine Months Ended September 30, 2012	Nine Months Ended September 30, 2011
Numerator:
Net income for basic and diluted earnings per share	$22,643,440	$26,863,081	$60,008,912	$60,897,002
Denominator:
Denominator for basic earnings per share
- Weighted-average Ordinary Shares outstanding during the period	42,386,032	38,824,025	42,442,746	37,436,113
Effect of dilutive securities:
- Weighted average Unit Purchase Option	-	405,531	-	474,281
Denominator for diluted earnings per share	42,386,032	39,229,556	42,442,746	37,910,394
Basic earnings per share	$0.53	$0.69	$1.41	$1.63
Diluted earnings per share	$0.53	$0.68	$1.41	$1.61

The Company agreed that a portion of the Directors fees be paid in Ordinary Shares which had not been issued pending shareholder approval of its Incentive Plan. The Plan was approved in December 2011. The shares are to be issued in January of each year.  A total of 50,400 shares were issued on April 24, 2012 to satisfy this liability and have been included in the basic and diluted earnings per share based on the weighted average shares for the three and nine months ended September 30, 2012 and 2011. A liability of approximately $159,000 and $346,000 is included in accrued expenses at September 30, 2012 and December 31, 2011, respectively.

The Company has 1,440,000 dilutive potential Ordinary Shares related to the Underwriter Unit Purchase Option (UPO). The UPO expires in 2013.

 Goodwill and Other Intangible Assets

The Company amortizes intangible assets over their estimated useful lives unless it is determined their lives to be indefinite. Goodwill and other intangible assets with indefinite lives are not amortized but are subject to tests for impairment at least annually. Management performs impairment tests more frequently than annually if events or circumstances indicate that the value of goodwill or intangible assets with indefinite lives might be impaired.

F-11

ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

The following are the useful lives of the respective intangible assets:

Bad Debt Guarantee	3.3 to 5.5 years	Based upon six months after the expiration of the employment agreement

Non-Compete agreement	10.8 to 12.2 years	Based upon the termination date of the casino's license

Profit interest agreement	10.8 to 12.2 years	Based upon the termination date of the casino's license

 Indefinite Useful Life Assets

Goodwill is evaluated for possible impairment by comparing the fair value of a business unit with its carrying value, including the goodwill assigned to that business unit. Fair value of a business unit is estimated using a combination of income-based and market-based valuation methodologies. Under the income approach, forecasted cash flows of a business unit are discounted to a present value using a discount rate commensurate with the risks of those cash flows. Under the market approach, the fair value of a business unit is estimated based on the revenues and earnings multiples of a group of comparable public companies and from recent transactions involving comparable companies. An impairment charge is recorded if the carrying value of the goodwill exceeds its implied fair value.  Assets with indefinite useful lives are not subject to amortization and are tested for impairment annually or more frequently if events or circumstances indicate that the assets might be impaired. The impairment test consists of a comparison of the fair value of the asset with its carrying amount. If the carrying amount of the asset exceeds its fair value, an impairment will be recognized in an amount equal to that excess. If the carrying amount of the asset does not exceed the fair value, no impairment is recognized.

Impairment of Long-lived Assets

The Company evaluates when events or circumstances indicate that the carrying amount of long-lived assets to be held and used might not be recoverable, the expected future undiscounted cash flows from the assets are estimated and compared with the carrying amount of the assets. If the sum of the estimated undiscounted cash flows was less than the carrying amount of the assets, an impairment loss would be recorded. The impairment loss would be measured on a location by location basis by comparing the fair value of the asset with its carrying amount. Long-lived assets that are held for disposal are reported at the lower of the assets’ carrying amount or fair value less costs related to the assets’ disposition. No impairment has been recognized.

Advertising Costs

Costs for advertising and marketing are expensed the first time the advertising or marketing takes place or as incurred. Advertising and marketing costs for ongoing operations are included in selling, general and administrative expense.  During the three months ended September 30, 2012 and 2011, the Group incurred advertising costs of $47,756 and $26,948; and $135,895 and $71,919 for the nine months ended September 30, 2012 and 2011, respectively.

Stock-Based Compensation

The Company awards stock and other equity-based instruments to its employees, directors and consultants (collectively "share-based payments"). Compensation cost related to such awards is recorded when earned.  Ordinary Shares are issued to the directors subsequent to year end based on average trading price prior to December 31 each year.  All of the Company's stock-based compensation is based on grants of equity instruments and no liability awards have been granted. All of the Company directors presently receive $20,000 payable in Ordinary Shares, valued at the average of the closing prices of the Ordinary Shares over the three-month period preceding the end of each fiscal year.  As of September 30, 2012 and December 31, 2011, the Company has reserved a total of 0 and 50,400 Ordinary Shares for issuance to the Company's directors and key management employees.

In December 2011, the shareholders approved the 2011 Omnibus Securities and Incentive Plan (the “Plan”). The purpose of the plan is to assist the Company in attracting, retaining and providing incentives to key management employees and nonemployee directors of, and nonemployee consultants to the Company and its Affiliates, and to align the interests of such employees, nonemployee directors and nonemployee consultants with those of the Company’s shareholders. The Plan provides for the granting of Distribution Equivalent Rights, Incentive Share Options, Non-Qualified Share Options, Performance Share Awards, Performance Unit Awards, Restricted Share Awards, Restricted Share Unit Awards, Share Appreciation Rights, Tandem Share Appreciation Rights, Unrestricted Share Awards or any combination of the foregoing up to a maximum of 200,000 Ordinary Shares, as may be best suited to the circumstances of the particular Employee, Director or Consultant. On April 24, 2012, 50,400 ordinary shares were issued.

F-12

ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

Foreign Currency

The reporting currency of AERL is in the United States dollar ("US $", "$", “Reporting Currency”).  AERL and AGRL’s and the Promoter Companies' functional currency is the Hong Kong Dollar (“HKD $”, “Functional Currency”).  Monetary assets and liabilities denominated in currencies other than the Functional Currency are translated into the Functional Currency at rates of exchange prevailing at the balance sheet dates. Transactions denominated in currencies other than the Functional Currency are translated into the Functional Currency at the exchange rates prevailing on the dates of the transaction.

Exchange gains or losses arising from foreign currency transactions are included in the determination of net income for the respective period.

For financial reporting purposes, the consolidated financial statements of the Group, which are prepared using the Functional Currency, are then translated into the Reporting Currency. Assets and liabilities are translated at the exchange rates at the balance sheet dates and revenue and expenses are translated at the average exchange rates and shareholders' equity is translated at historical exchange rates. Any translation adjustments resulting are not included in determining net income but are included in foreign currency translation adjustment in other comprehensive income, a component of shareholders' equity.

	September 30, 2012	September 30, 2011	December 31, 2011
Period end HK$:US$ exchange rate	$7.75	$7.79	$7.78
Average three-months ended HK$:US$ exchange rate	$7.76	$7.79	$-
Average nine-months ended HK$:US$ exchange rate	$7.76	$7.79	$-
Average annual HK$:US$ exchange rate	$-	$-	$7.78

Comprehensive Income

The Group follows standards for the reporting and display of comprehensive income and its components in the financial statements. Comprehensive income is defined as the change in equity of a company during the period from transactions and other events and circumstances excluding transactions resulting from investments from owners and distributions to owners. Accumulated comprehensive income, as presented on the accompanying consolidated statements of changes in equity, is the cumulative foreign currency translation adjustment.

Economic and political risks

The Group’s current operations are conducted in Macau and Hong Kong. Accordingly, the Group’s consolidated financial condition and results of operations may be influenced by the political, economic and legal environment in the PRC and by the general state of the PRC economy.

The Group’s operations in Macau and Hong Kong are subject to special considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environment and foreign currency exchange. The Group’s consolidated results may be adversely affected by changes in the political and social conditions in the PRC and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion, remittances abroad and rates and methods of taxation, among other things.

F-13

ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

Note 3 — Accounts Receivable

Accounts receivable consisted of the following:

	September 30,	December 31,
	2012	2011
	(unaudited)
Gaming revenues receivable	$12,768,260	$1,240,142

As of September 30, 2012 and December 31, 2011, accounts receivable were due from four and three Casino Operators, respectively.  The accounts receivable from the four casinos at September 30, 2012 were 44%, 28%, 18% and 10% of total receivables.  The accounts receivable from the three casinos at December 31, 2011 were 77%, 20% and 3% of total receivables.

Note 4 — Intangible Assets

Intangible assets as of September 30, 2012 and December 31, 2011 consist of the following:

	Balance at				Foreign	Balance at
	January 1		Amortization	Impairment	Currency	September 30,
	2012	Additions	Expense	Charge	Translation	2012
Amortized intangible assets:						(unaudited)

Bad Debt Guarantee	$366,689	$122,381	$(66,703)	$-	$1,016	$423,383
Non-Compete Agreement	715,419	723,484	(55,061)	-	2,618	1,386,460
Profit Interest Agreement	53,901,829	45,016,159	(4,070,771)	-	180,816	95,028,033

Total amortized intangible assets	$54,983,937	$45,862,024	$(4,192,535)	$-	$184,450	$96,837,876

Unamortized intangible assets:

Goodwill	$14,992,009	$1,986,550	$-	$-	$51,512	$17,030,071

Amortization expense for the three and nine month periods ended September 30, 2012 and 2011 were $1,655,700 and $1,263,069, and $4,192,535 and $3,792,795, respectively.

Estimated amortization expense of intangibles for the next five years and thereafter is as follows:

2012 (3 months)	$2,436,120
2013	9,744,478
2014	9,744,478
2015	9,744,478
2016	9,651,265
Thereafter	55,517,057
$96,837,876

F-14

ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

Note 5 — Lines of Credit Payable

Lines of Credit Payable consisted of the following:

	September 30,	December 31,
	2012	2011
	(unaudited)
Due to Casino Operators (A)	$54,812,330	$35,989,109
Due to Others (B)	-	10,281,454
	$54,812,330	$46,270,563

A-Due to Casino Operators represents an advance of non-negotiable chips to Sang Heng, Sang Lung, King's Gaming and Bao Li Gaming (as of September 30, 2012) and are interest free and renewable monthly.

The Casino Operators have extended lines of credit totaling approximately $59,322,000 and $55,263,000 as of September 30, 2012 and December 31, 2011, respectively.  The lines of credit may be exceeded from time to time at the discretion of the Casino Operators.  The lines of credit for Sang Heng, Sang Lung and King’s Gaming are guaranteed by Mr. Lam or Mr. Vong and are secured by their personal checks and a deposit paid by Mr. Lam.  The line of credit for Bao Li Gaming is guaranteed by Mr. Lou and is secured by his personal check. Prior to the acquisition of AGRL by AERL, it was the Promoter Companies’ policy not to extend credit to gaming patrons or junket agents, and as a result, this line of credit was extended to Messrs. Lam and Vong by Sang Heng as an advance and was used by Messrs. Lam and Vong as additional chips to the VIP gaming room cage.

B- Due to Others is a temporary advance from Mr. Lou, who was considered an unrelated third party in 2011. The amount is unsecured and interest free and was repaid on January 1, 2012.

Note 6 — Accrued Expenses

Accrued Expenses consist of the following:

	September 30,	December 31,
	2012	2011
	(unaudited)
Commission payable-Junket Agents	$10,463,088	$14,545,733
Management fee payable-related party (Note 12)	526,160	462,665
Management and Directors' compensation	354,656	720,131
Others	478,522	428,910

	$11,822,426	$16,157,439

Note 7 — Loans Payable, Shareholders

On February 2, 2010, AGRL entered in to an agreement with Messrs. Lam and Vong to provide funding for working capital and to advance funds to the Promoter Companies.  Pursuant to the agreement, the loans will be in an amount not less than $19,300,000 on and after February 2, 2010 (the date of the acquisition of AGRL by AERL), not less than $45,000,000 on and after March 31, 2010 and until the agreement is terminated. This funding commitment terminates at the end of the fiscal quarter that AGRL’s working capital is not less than $100,000,000, exclusive of any working capital provided by Messrs. Lam and Vong.  If at any time the balance exceeds the minimum requirement, Messrs. Lam and Vong may request repayment for the excess amount. As of September 30, 2012 and December 31, 2011, the amount of the funding advanced to AGRL by Messrs. Lam and Vong was approximately $66,234,512 and $62,641,619, respectively.  Messrs. Lam and Vong also guarantee to AGRL the repayment of the loans made by AGRL to the Promoter Companies.  Any amounts due to AGRL pursuant to the guaranty provided by Messrs. Lam and Vong may, at AGRL's election, be offset against amounts owing Messrs. Lam and Vong by AGRL pursuant to the agreement.

F-15

ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

On April 18, 2011, the terms of the loan agreement were amended and the loan amount totaling $60,000,000 ($30,000,000 each to Messrs. Lam and Vong) was fixed, non-interest bearing and due on April 18, 2014.  Therefore, this portion of the loan amount as of September 30, 2012 and December 31, 2011 has been classified as a long term liability.  In conjunction with the loan amendment, the loans are convertible at the option of the lenders at a rate of $20 per Ordinary Share or an aggregate of 3,000,000 Ordinary Shares.  Additionally, should the closing price of the Ordinary Shares as reported by the Nasdaq Stock Market for any ten (10) consecutive Trading Days following the date of amendment equals or exceeds $25, the Company shall have the right to convert all of the loans at a rate of $20 per Ordinary Shares, or an aggregate of 3,000,000 Ordinary Shares.

Note 8 — Acquisition of AGRL

On October 6, 2009, AERL entered into a Stock Purchase Agreement, subsequently amended on November 10, 2009, December 9, 2009, January 11, 2010 and April 18, 2011 (the “Agreement”), with AGRL and Spring Fortune that provided for the acquisition by AERL from Spring Fortune of all of the outstanding capital stock of AGRL.  On February 2, 2010, the acquisition was consummated pursuant to the terms of the Agreement and AGRL became a wholly owned subsidiary of AERL.

The amendment dated April 18, 2011 increased the amount of the incentive targets from $49,500,000 to $65,000,000 for the year ended December 31, 2011 and from $58,000,000 to $78,000,000 for the year ended December 31, 2012 to receive 2,573,000 incentive shares for each year.  Additionally, the additional incentive target to earn 530,000 Ordinary Shares in 2011 and 2012 was increased from $75,000,000 to $78,000,000 and from $82,500,000 to $94,000,000, respectively.

AGRL achieved the performance target for the year ended December 31, 2011 of $65,000,000 to earn 2,573,000 Ordinary Shares and the additional incentive target of $78,000,000 to earn 530,000 Ordinary Shares in 2011 pursuant to the Agreement. The shares were issued subsequent to the filing of the 2011 annual report on Form 20-F. The issuance is treated similar to a stock dividend and resulted in an increase to Ordinary Shares and Additional Paid in Capital totaling $17,977,151 and a decrease to Retained Earnings of $17,977,151.

Additionally, the Company issued 4,210,000 shares as a result of the filing of Form 20-F for the fiscal year ended December 31, 2010 in May of 2011.  The shares are considered to be issued as part of the merger and therefore have been treated as issued for no additional cost or compensation.  The issuance is treated as an increase to Ordinary Shares and a decrease to Retained Earnings of $421 to reflect the par value of the Ordinary Shares.  The Company considered indicators to determine if the contingent payments as a result of the reverse merger between AGRL and AERL constituted a form of additional compensation to/or profit sharing with the sellers and concluded they are not to be treated as additional compensation or profit sharing.

Note 9—Acquisition of King’s Gaming Promotion Limited

On November 10, 2010, the Company completed the purchase of the profit interest pursuant to  a Profit Interest Purchase Agreement  (“Purchase Agreement”) with Mr. Mok  and Mr. Wong (together, the “Seller”), to acquire the right to 100% of the profit interest derived by King’s Gaming, effective November 1, 2010, from the promotion of the Wenzhou VIP Room at the Venetian Hotel and Casino in Macau for an aggregate amount of (i) up to US$36,000,000, of which US$9,000,000 was paid at the closing, and (ii) 1,500,000 Ordinary Shares of the Company (the “Purchase Price”) issued at the closing. The balance of US$27,000,000 of the Purchase Price will be maintained as working capital at the cage of King’s Gaming   (and shall be the sole property of the Company until paid to the Seller in accordance with the terms of the Purchase Agreement) and shall be paid to the Seller in installments of US$9,000,000 (each, an “Installment Payment”), subject to meeting a minimum Gross Profit (as defined below) requirement equal to US$6,150,000 (the “Minimum Gross Profit Requirement”) for each of the three fiscal years following the closing date commencing with fiscal year 2011, which shall be evidenced by the management prepared financial statements of King’s Gaming approved by the Audit Committee of the Company.  In the event King’s Gaming fails to achieve the Minimum Gross Profit Requirement in any of the three fiscal years following the closing date, the Installment Payment shall be reduced by an amount equal to the product of (x) US$9,000,000 and (y) the quotient obtained by dividing (A) the actual Gross Profit for such year, by (B) the Minimum Gross Profit Requirement.

F-16

ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

The Earnout Shares, Incentive Shares and Additional Incentive Shares shall be released and issued to the Seller as follows:

	Gross Profit Target
Year	For Earnout/Incentive Shares	Earnout/Incentive Shares	Additional Incentive Shares
2011	$6,150,000	500,000	*
2012	$7,380,000	500,000	*
2013	$8,860,000	500,000	*
2014	$9,740,000	100,000	*
2015	$10,720,000	100,000	*
2016	$11,790,000	100,000	*
2017	$12,970,000	100,000	*
2018	$14,260,000	100,000	*
2019	$15,690,000	100,000	*
2020	$17,260,000	100,000	*

*- For each US$1,000,000 in which the Gross Profit target for such year is exceeded, 10,000 Additional Incentive Shares will be issued.  The Seller is not entitled to any Additional Shares on a pro rata basis for multiples of less or greater than US$1,000,000.

For the year ended December 31, 2011, Incentive Shares of 500,000 were earned since King’s Gaming met its 2011 Gross Profit Target exceeding $6,150,000 and earned additional incentive shares of 20,000 by exceeding its Gross Profit Target by over $2,000,000.

Additionally, Mr. Mok has agreed to provide a personal guaranty, for so long as he is employed by the Company or King’s Gaming providing for the guaranty of all obligations of King’s Gaming and the Seller pursuant to the Purchase Agreement, including, but not limited to any bad debts the Seller network of junket agents may have incurred or may incur in the future.

As of December 31, 2010, the total estimated purchase price of $75,973,890 consisting of $9 million in cash, 1.5 million Ordinary Shares valued at $10.74 per share for a value of $16,110,000, and estimated contingent consideration of $50,863,890 consisting of contingent cash and Ordinary Shares has been allocated based on valuations performed to determine the fair values of the acquired assets as follows:

Gaming License Deposit	$12,446
Bad Debt Guarantee	466,116
Non-Compete agreement	792,304
Profit interest agreement	59,694,600
Goodwill	15,008,424

Total Estimated Purchase Price	$75,973,890

In accordance with the FASB ASC Topic 805 on business combinations, a liability of $50,857,564 was recognized for the estimated acquisition fair value of the contingent consideration based on the probability of the achievement of the Gross Profit targets at December 31, 2010. Any change in the fair value of the acquisition-related contingent consideration subsequent to the acquisition date, including changes from events after the acquisition date, such as changes in the Group’s estimate of the gross profit expected to be achieved, will be recognized in earnings in the period that estimated fair value changes. The fair value estimate assumes probability-weighted gross profits are achieved over the earn-out period. Actual achievement of gross profit range for this assumed earn-out period could reduce the liability to zero. A change in the fair value of the acquisition-related contingent consideration could have a material impact on the Group’s statement of operations and financial position in the period of change in estimate.  During the three and nine month periods ended September 30, 2012, the Company recognized gains of $8,713,898 and $14,608,329, respectively due to the change in the fair value of the contingent consideration utilizing Level 3 fair value measurements.  During the three and nine months ended September 30, 2011, the Company recognized gains of $5,606,357 and $8,377,040, respectively, due to the change in the fair value of the contingent consideration utilizing Level 3 fair value measurements.  Fluctuations in the market value of the Company's ordinary shares and subsequent performance will cause the fair value to increase or decrease and the resulting change will be recognized in earnings.

F-17

ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

The following is a reconciliation of the change in fair value of the contingent consideration:

Contingent Consideration as of December 31, 2011	$44,550,585
Cash Consideration Paid	(9,000,000)
Ordinary Shares Issued	(3,057,600)
Change in Fair Value of Contingent Consideration	(14,608,329)
Foreign Currency Translation Adjustment	115,344
Contingent Consideration Payable as of September 30, 2012	$18,000,000

Management has considered the factors that make up the goodwill recognized in the transaction including the reputation of the VIP gaming room and its location at the Venetian Hotel and Casino on Cotai in Macau. Additional factors include the synergies between the operations of King's Gaming and the operations of Sang Heng and Sang Lung, including the expanded network of junket agents and the ability to offer higher tier gaming patrons the opportunity to play at either a high end luxury Cotai strip location or a high end luxury downtown Macau location. These factors do not qualify for separate recognition in the overall purchase price allocation.

The following is a summary of the current and long term portions of the estimated contingent consideration expected to be paid for the acquisition of King's Gaming:

Total Contingent
Years Ended December 31,	Consideration

2012*	$9,000,000
2013	9,000,000
Thereafter	-
$18,000,000

*-Includes $9,000,000 cash consideration to be paid subsequent to the completion of the December 31, 2012 audit, in 2013 and considered current as of September 30, 2012.

Note 10—Acquisition of Bao Li Gaming Promotion Limited

On September 12, 2012, the Company completed the purchase of the profit interest pursuant to  a Profit Interest Purchase Agreement  (“Purchase Agreement”) with Mr. Lou  and Mr. Lei (together, the “Seller”), to acquire the right to 100% of the profit derived by Bao Li Gaming, effective September 1, 2012, from the promotion of the VIP gaming room at the City of Dreams Hotel and Casino in Macau for an aggregate amount of $15,000,000, of which $7,500,000 was paid upon the satisfaction of all conditions to closing and $7,500,000 paid at the closing (the “Purchase Price”). Additionally, the Company reimbursed the Seller, approximately $146,026 for cash and incentive receivables acquired.

For purposes of the Purchase Agreement, “Base Rolling Chip Turnover” means $2,500,000,000 of non-negotiable chips that the Seller’s network of junket agents purchases from Bao Li Gaming’s and the Company’s VIP gaming rooms attributable to the Seller’s network of junket agents at Bao Li Gaming’s existing VIP gaming room and the Company’s existing and future VIP gaming rooms.

F-18

ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

In addition, as more fully set forth below, the Company shall issue to the Seller (i) up to an aggregate of $39,000,000 and 1,875,000 Ordinary Shares in the event certain rolling chip turnover targets are achieved for each of the three years following the closing date (the “Base Earnout Payment”), (ii) and additional cash payments and Ordinary Shares in the event the rolling chip turnover targets for each of the three years following the closing date are exceeded, in increments of $25,000,000, (the “Incremental Earnout Payment”).  For each $25,000,000 increments in which the rolling chip Turnover target for such year is exceeded, the Company shall pay an additional $130,000 and issue 6,250 Ordinary Shares.  The Seller is not entitled to any additional Incremental Earnout Payments in the event that the Seller’s rolling chip turnover exceeds $5,000,000,000. As a result, in any year the maximum Incremental Earnout Payment cannot exceed $13,000,000 in cash and 625,000 in Ordinary Shares. In the event that the Seller fails to achieve the Base Rolling Chip Turnover in any year, the Seller will not be entitled to receive any earnout payments.

The Earnout Shares, Incentive Shares and Additional Incentive Shares shall be released and issued to the Seller as follows:

	Rolling Chip Turnover Target
Year	For Base Earnout Payments	Base Earnout Cash Payments	Base Earnout Shares	Incremental Earnout Payment
2013	$2,500,000,000	$13,000,000	625,000	*
2014	$2,500,000,000	$13,000,000	625,000	*
2015	$2,500,000,000	$13,000,000	625,000	*

*- For each $25,000,000 increments in which the rolling chip turnover target for such year is exceeded, the Company shall pay an additional $130,000 and 6,250 Ordinary Shares will be issued.

Additionally, Mr. Lou and Mr. Lei have agreed to provide personal guarantees, through December 31, 2015 providing for the guaranty of all obligations of Bao Li Gaming and the Seller pursuant to the Purchase Agreement, including, but not limited to any bad debts the Seller network of junket agents may have incurred or may incur in the future.

As of September 12, 2012, the total estimated purchase price of $48,007,120 consisting of $15,146,026 in cash, and estimated contingent consideration of $32,861,094 consisting of contingent cash and Ordinary Shares has been allocated based on valuations performed to determine the fair values of the acquired assets as follows:

Gaming License Deposit	$12,520
Cash and Incentive Receivables	146,026
Bad Debt Guarantee	122,381
Non-Compete agreement	723,484
Profit interest agreement	45,016,159
Goodwill	1,986,550

Total Estimated Purchase Price	$48,007,120

In accordance with the FASB ASC Topic 805 on business combinations, a liability of $32,196,364 was recognized for the estimated acquisition fair value of the contingent consideration based on the probability of the achievement of the rolling chip turnover targets at September 30, 2012. Any change in the fair value of the acquisition-related contingent consideration subsequent to the acquisition date, including changes from events after the acquisition date, such as changes in the Group’s estimate of the gross profit expected to be achieved, will be recognized in earnings in the period that estimated fair value changes. The fair value estimate assumes probability-weighted rolling chips turnover targets are achieved over the earn-out period. Actual achievement of rolling chip turnover targets for this assumed earn-out period could reduce the liability to zero. A change in the fair value of the acquisition-related contingent consideration could have a material impact on the Group’s statement of operations and financial position in the period of change in estimate. During the three and nine month periods ended September 30, 2012, the Company recognized gains of $638,254 and $638,254, respectively due to the change in the fair value of the contingent consideration utilizing Level 3 fair value measurements.  Fluctuations in the market value of the Company's ordinary shares and subsequent performance will cause the fair value to increase or decrease and the resulting change will be recognized in earnings.

F-19

ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

Management has considered the factors that make up the goodwill recognized in the transaction including the reputation of the VIP gaming room and its location at the City of Dreams Hotel and Casino in Macau. Additional factors include the synergies between the operations of Bao Li Gaming and the operations of Sang Heng, Sang Lung, and King’s Gaming, including the expanded network of junket agents and the ability to offer higher tier gaming patrons the opportunity to play at another high end luxury Cotai location or a high end luxury downtown Macau location. These factors do not qualify for separate recognition in the overall purchase price allocation.

The following is a summary of the current and long term portions of the estimated contingent consideration expected to be paid for the acquisition of Bao Li Gaming:

Years Ended December 31,	Total Contingent Consideration

2013	$-
2014	15,435,582
2015	16,760,782
$32,196,364

The operations of Bao Li Gaming acquired assets have been included in the results of operations of the Company from September 1, 2012, the date for such inclusion per the acquisition agreement dated September 5, 2012. The acquisition has been accounted for using the acquisition method of accounting and accordingly, the aggregate consideration has been allocated based on estimated fair values as of the acquisition date.

Management determined that the acquisition of the operations of Bao Li from the promotion of a VIP gaming room at the City of Dreams Hotel and Casino in Macau would allow the Company to rapidly expand its operations and network of junket agents and appeal to a wider number of gaming patrons which may increase revenues at the Company's other VIP gaming rooms.

The following is a summary of revenues, expenses and net income of Bao Li since the effective acquisition date (September 1, 2012) included in the unaudited consolidated results of operations for the Company during the three and nine months ended September 30, 2012:

Revenues	$3,522,763
Expenses	911,533
Net Income Attributable To Bao Li	$2,611,230

Transaction costs for the acquisition of Bao Li Gaming charged to operations for the three months ended September 30, 2012 were $251,386.

F-20

ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

The following unaudited, pro forma consolidated statements of operations have been prepared assuming that the acquisition of Bao Li occurred on January 1 of each period presented.

	For the Nine Months Ended September 30, 2012	For the Nine Months Ended September 30, 2011
Revenue	$189,235,011	$193,947,239
Expenses	130,657,481	132,480,255
Pro Forma Net Income Attributable To Ordinary Shareholders	$58,577,530	$61,466,984
Pro Forma Net Income Per Share
Basic	$1.38	$1.64
Diluted	$1.38	$1.62
Weighted average shares outstanding
Basic	42,442,746	37,436,113
Diluted	42,442,746	37,910,394

The pro forma summary information presented above reflects additional amortization expense of $3,125,472 and $3,516,156 for the nine months ended September 30, 2012 and 2011, respectively, as well as additional salary expense pursuant to the employment agreements of $216,000 and $243,000 for the nine months ended September 30, 2012 and 2011, respectively

Note 11 — Shareholders’ Equity

Ordinary Shares

AERL is authorized to issue 200,000,000 Ordinary Shares, par value $.0001.  As of September 30, 2012 and December 31, 2011, 42,188,817 and 38,804,064 Ordinary Shares are outstanding, respectively.  The Company issued 12,050,000 and 4,210,000 ordinary shares related to achieving earnings targets in 2010 following the filing of Form 20-F during the second quarter of 2011.  Ordinary shares totaling 31,604 and 18,796 issuable for 2011 and 2010 director and key management compensation were issued on April 24, 2012.  The holders of the Ordinary Shares have no conversion, preemptive or other subscription rights and there are no sinking fund or redemption provisions applicable to the Ordinary Shares.

Directors Compensation

All of the Company’s directors presently receive annual compensation of $30,000 in cash and $20,000 payable in Ordinary Shares, valued at the average of the closing prices of the Ordinary Shares over the three-month period preceding the end of each fiscal year. The Ordinary Shares will be issued the following year.  The chairman of the audit committee will receive additional annual cash compensation of $10,000 and the other members of the audit committee will each receive additional annual cash compensation of $5,000. The chairman of the compensation and nominating committees each receive additional annual cash compensation of $5,000 and the other members of these committees each receive additional annual cash compensation of $3,000. Each director will also receive cash compensation of $1,000 for each board or committee meeting that he or she attends (whether in person or telephonically) that is at least an hour in duration and $500 for each board or committee meeting he or she attends that is less than an hour in duration.  Total director fees charged to operations during the nine months ended September 30, 2012 and 2011 were $373,000 and $406,000, respectively, and during the three month periods ended September 30, 2012 and 2011 were $125,000 and $152,000, respectively.

Warrants

As of September 30, 2012 and December 31, 2011, there are no warrants outstanding from AERL's initial public offering ("IPO"), with the exception of the warrants issuable upon the exercise of the underwriter unit purchase option as below.

			Weighted	Average
	Warrants		Average	Remaining
	Outstanding	Warrants	Exercise	Contractual
	(A)	Exercisable	Price	Life
Outstanding December 31, 2011	1,440,000	1,440,000	$5.64	1.5 years
Granted	-
Redeemed	-
Exercised	-
Outstanding September 30, 2012 (unaudited)	1,440,000	1,440,000	$5.64	.75 year

(A)	Represents shares and warrants issuable under the Underwriter Unit Purchase Option of 1,440,000, which will expire on August 10, 2013.

F-21

ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

Share Repurchase Program

During June 2011, the Board of Directors authorized the establishment of a share repurchase program for the Company to purchase up to two million of its ordinary shares on the open market at prices to be determined by the Company’s management. The program expired on June 30, 2012. An aggregate of 26,300 ordinary shares have been repurchased for an aggregate purchase price of $124,207. The Ordinary Shares will be retired and the purchase price was allocated to par value and additional paid in capital.

The Board of Directors has established a new share repurchase program, which will expire on June 30, 2013. The share repurchase program authorizes the Company to purchase up to two million of its ordinary shares on the open market at prices to be determined by the Company’s management. During the three months ended September 30, 2012, the Company repurchased an aggregate of 262,347 ordinary shares for an aggregate purchase price of $962,231. The Ordinary Shares will be retired and the purchase price was allocated to par value and additional paid in capital.

Dividend

During June 2011,  the Board of Directors authorized a regular cash dividend of $0.10 per outstanding ordinary share each year after the release of the Company’s financial results for the six months ending June 30, and, for each year after the release of the Company’s annual financial results, an amount per outstanding ordinary share equal to (i) 15% of the Company’s non-GAAP net income (defined as operating income before amortization of intangible assets and change in fair value of contingent consideration) for the most recently completed fiscal year, less the amount paid pursuant to the immediately previous six-month dividend, divided by (ii) the number of ordinary shares outstanding on the record date for such dividend. In March 2012, the Board of Directors authorized an increase in our dividend taking place after the release of the Company’s 6-month financial statements from $0.10 to $0.12 per outstanding ordinary share.

The record date for each period’s dividend will be set by the Company’s management to be as close as practicable to, but no less than, 15 days after the public release by the Company of the financial results for the applicable six-month period and fiscal year end. The payment date for each period’s dividend will be set by the Company’s management to be as close as practicable to, but no less than, 10 days after the record date. The first dividend was paid on September 2, 2011, totaling $3,880,406. An additional dividend amounting to $7,529,000 was paid on April 18, 2012. On August 31, 2012, the Company paid a dividend of $5,093,128.

Preferred Stock

The Company is authorized to issue 1,150,000 preferred shares with such designations, voting and other rights and preferences as may be determined from time to time by the Board of Directors. There are no issued and outstanding preferred shares at September 30, 2012 and December 31, 2011.

F-22

ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

Note 12 — Commitments and Contingencies

Management Agreements

Day-to-day management and operation of the VIP gaming rooms is contracted by the Promoter Companies to Pak Si Management and Consultancy Limited of Macau (“Pak Si”) a related party management company that is responsible for hiring and managing all staff needed for operations.  This includes local managers and executives to provide supervision, finance and cage personnel, public relations, drivers and other service staff (waiters, cleaners, etc.).  The principal of Pak Si is the sister-in-law of Mr. Vong, a director of the Company and its chief operating officer.

Sang Heng and Iao Pou, initially entered into one year agreements to provide such services with Pak Si, pursuant to which each of them paid Pak Si $155,000 per month, and King's Gaming paid approximately $77,500 per month for the VIP gaming room at the Venetian Hotel and Casino, from which Pak Si is responsible to pay all salaries, benefits and other expenses of operation.

Beginning in March 2011, the monthly payments were revised for Sang Heng, Iao Pou and King's Gaming, to $180,000, $103,000 and $103,000, respectively.  Beginning on May 15, 2011, Sang Heng entered into an additional management agreement with Pak Si for the management of the Iao Kun VIP gaming room located in the Galaxy Resort Macau for $180,000 per month, which was then transferred to Sang Lung. Beginning in September 2012, Bao Li entered into a management agreement with Pak Si for $103,000 per month.

Total expenses for Pak Si's services were $4,263,315 and $3,917,041 during nine month periods ended September 30, 2012 and 2011, respectively; and $1,480,168 and $1,385,821 during the three month ended September 30, 2012 and 2011, respectively.  Amounts due to Pak Si as of September 30, 2012 and December 31, 2011 were $526,160 and $462,665, respectively and have been recorded in accrued expenses.

Employment Agreements

AGRL has entered into employment agreements with five executive officers: Mr. Lam (Chairman of the Board), Leong Siak Hung (Chief Executive Officer), Li Chun Ming (Chief Financial Officer), Mr. Vong (Director), and Lam Chou In (Operating Officer) that became effective upon the closing of the acquisition of AGRL.  In addition, upon the closing of the acquisition of King’s Gaming, AERL has entered into two additional employments contracts with Mr. Mok and Mr. Wong. Upon the closing of the acquisition of Bao Li, the Company entered into employment agreements with Mr. Lou and Mr. Lei. In February 2012 the Board amended certain employment contracts effective January 1, 2012 for certain officers of the Company to increase the annual salary.

Annual minimum compensation for the terms of the employment agreements, as amended, is as follows:

2012	$1,062,825
2013	860,348
2014	822,304
2015	489,328
2016	324,000
Total	$3,558,805

Each executive is entitled to paid vacation in accordance with AGRL’s policies and other customary benefits. The employment agreements provide that the executive, during the period of five years following the termination of his employment (three years in the case of Messrs. Leong and Li), shall not compete with AGRL or solicit any of its employees. The agreements contain provisions prohibiting the executives, during their respective terms of employment, from selling, hypothecating or otherwise transferring more than 20% of any Ordinary Shares that may be transferred to them by Spring Fortune from shares it received or receives as a result of the acquisition. If an executive’s employment is terminated for any reason prior to the expiration of the employment term, or if the executive breaches the confidentiality and non-competition and non-solicitation provisions of his employment agreement, the executive is obligated to transfer and assign to the Company all securities then held by him and all rights to receive securities in the future, which securities will be canceled.

F-23

ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

Total compensation charged to operations during the nine months ended September 30, 2012 and 2011 related to these employment contracts were $742,667 and $581,400, respectively; and during the three month periods ended September 30, 2012 and 2011 were $266,893 and $193,800, respectively.

Office Lease

The Company has office leases in Hong Kong and Macau for executive offices which expire in September and April, 2013 respectively.  Minimum future lease payments are $16,732 and $34,028, for the years ended December 31, 2012 and 2013, respectively. Rent expense was $47,371 and $20,805 for the nine months ended September 30, 2012 and 2011, respectively; and for the three month periods ended September 30, 2012 and 2011 rent expenses was $10,488 and $13,871, respectively.

Revenue Sharing

Beginning in September 2012, the Company has adopted a new revenue sharing program to allow certain cash basis junket agents (non-marker) to share in the risk of wins and losses in the VIP gaming rooms. The maximum percentage of sharing that the junket agent may elect to share in the risk of wins and losses is limited to their percentage of Rolling Chips Turnover during the previous month. The junket agent must make its election by the second day of the subsequent month and may elect from zero percent to the maximum percent. Based upon the participating junket agents during the month of October 2012, a total of approximately $976,000 will be recorded as additional commission expense in October, 2012. Due to fluctuations in wins and losses as well as the junket agents’ participation, levels, the total amount of revenues and losses shared as well as their percentage of Rolling Chips Turnover may fluctuate significantly.

Certain Risks and Uncertainties

The Group’s operations are dependent on the annual renewal of the gaming licenses by the Macau SAR to the Promoter Companies.  The tenure of the Promoter Companies acting as gaming promoters for the Casinos is subject to the Gaming Representative / Gaming Promoter Arrangements.

The Group may not be able to collect all of their markers receivable from the junket agents. Management expects that the Group will be able to enforce these obligations only in a limited number of jurisdictions, including Macau. To the extent that junket agents of the Group, through the Promoter Companies, are from other jurisdictions, the Group may not have access to a forum in which they will be able to collect all of their markers receivable because, among other reasons, courts of many jurisdictions do not enforce gaming debts and the Group may encounter forums that will refuse to enforce such debts. The Group’s inability to collect gaming debts could have a significant negative impact on their operating results.

The Group receives all of their revenue from gaming patrons within the Asia-Pacific Region. If economic conditions in these areas were to decline materially or additional casino licenses to new Casino Operators were awarded in these locations, the Group’s consolidated results of operations could be materially affected.

Note 13 — Segment and Geographic Information

During nine months ended September 30, 2012 and 2011, all of the Group’s principal operating and developmental activities occurred in Macau. Management reviews the results of operations for its key operating segment in Macau.

F-24

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

The following discussion and analysis contains forward-looking statements about our plans and expectations of what may happen in the future. Forward-looking statements are based on a number of assumptions and estimates that are inherently subject to significant risks and uncertainties, and our results could differ materially from the results anticipated by our forward-looking statements as a result of many known and unknown factors.

You should read the following management discussion and analysis (“MD&A”) in conjunction with the unaudited consolidated financial statements and related footnotes thereto included in this report and in conjunction with MD&A and audited consolidated financial statements included in our annual report on Form 20-F for the year ended December 31, 2011. All capitalized terms in this MD&A that are not defined shall have the meaning ascribed to them in the Notes to the Financial Statements included herewith.

Overview

We are a holding company that operates a gaming promotion business in VIP gaming rooms located in hotels and casinos in Macau through our wholly owned subsidiary, Asia Gaming & Resort Limited (“AGRL”), its subsidiaries and VIP gaming promoters. We were incorporated in the Cayman Islands on September 24, 2007 under the name “CS China Acquisition Corp.” for the purpose of acquiring an operating business.

Prior to the business combination with AGRL, we had no operating business.

On February 2, 2010, we acquired all of the outstanding securities of AGRL from Spring Fortune Investment Ltd. (“Spring Fortune”), resulting in AGRL becoming our wholly owned subsidiary. Upon the business combination with AGRL, we changed our name to “Asia Entertainment & Resources Ltd.” (“AERL”).

AGRL was incorporated on May 2, 2007 in Hong Kong. It is a holding company of subsidiaries that, through profit interest agreements with affiliated companies known as VIP gaming promoters, are entitled to receive all of the profits of the VIP gaming promoters from VIP gaming rooms promoted by the VIP gaming promoters in casinos at major hotels in Macau.

The acquisition of AGRL has been accounted for as a “reverse merger” and recapitalization since Spring Fortune, the former shareholder of AGRL, became the owner of a majority of the outstanding ordinary shares immediately following the completion of the transaction and has significant influence and the ability to elect or appoint or to remove a majority of the members of the governing body of the combined entity, and AGRL’s senior management dominates the management of the combined entity, in accordance with the provisions of FASB ASC Topic 805 "Business Combinations". Accordingly, AGRL was deemed to be the accounting acquirer in the transaction and, consequently, the transaction is treated as a recapitalization of AGRL. Accordingly, the assets and liabilities and the historical operations that are reflected in the financial statements are those of AGRL and are recorded at the historical cost basis of AGRL. Our assets, liabilities and results of operations were consolidated with the assets, liabilities and results of operations of AGRL after consummation of the acquisition.

Foxhill, Billion Boom, Kasino Fortune, Super Number and Jubilee Dynasty Limited are the significant subsidiaries of AGRL, which have a relationship with AGRL’s VIP gaming promoters.

Upon the closing of the acquisition of AGRL by AERL, AGRL’s VIP gaming promoters (the “Promoter Companies”) became variable interest entities (“VIEs”) of the subsidiaries of AGRL, which are the primary beneficiaries of the operations of the Promoter Companies. Management’s determination of the appropriate accounting method with respect to AGRL’s VIEs is based on FASB ASC Topic 810, “Consolidation of Variable Interest Entities”. AGRL consolidates the VIEs in which it is the primary beneficiary and will disclose significant variable interests in VIEs of which it is not the primary beneficiary, if any. Therefore, the operations of the Promoter Companies are to be consolidated with those of AGRL for all periods subsequent to the closing of the acquisition of AGRL by AERL.

1

We completed the acquisition of the rights to 100% of the profits derived by King’s Gaming for the promotion of the Wenzhou VIP Room at the Venetian Hotel and Casino in Macau in November 2010.

We completed the acquisition of the rights to 100% of the profits derived by Bao Li Gaming Promotion Limited (“Bao Li Gaming”) for the promotion of the Kam Bao Li Club at the City of Dreams Hotel and Casino in Macau in September 2012.

Sang Heng, King’s Gaming, Bao Li Gaming, Iao Pou and Sang Lung are promoters of VIP gaming rooms, which are private room gaming facilities in casinos, in Macau, Special Administrative Region (“Macau” or “Macau SAR”), China.

The gaming industry in Macau is somewhat seasonal in nature as a result of the various week-long holidays celebrated in China which increases the number of gaming patrons who visit our VIP gaming rooms. The most significant holidays which impact our revenue by quarter are as follows:

Quarter
1	Chinese New Year Celebration
2	None
3	None
4	National Day Golden Week

Highlights

When compared to the nine month period ended September 30, 2011, our revenue in the nine months ended September 30, 2012 decreased by 1% period-over-period, compared to the overall growth in Macau of 14.9% and growth in VIP Baccarat of 9.2% according to the Macau Gaming Inspection and Coordination Bureau (DICJ). The following factors contributed to our results of operations:

•	The slowdown of the overall Macau gaming revenue growth from 45.9% period-over-period in 2011 to 14.9% period-over-period in 2012;

•	The slowdown in the growth of Rolling Chip Turnover during the second and third quarters of 2012 is due mainly to the economic uncertainties in parts of Mainland China. We reduced the amounts of markers made available to junket agents and took steps to collect markers. The reduction in amounts made available to junket agents negatively impacted the growth in our total Rolling Chip Turnover. Rolling Chip Turnover generally is correlated with the availability of cage capital that can be made available for credit to junket agents. In order to reduce the effects of the policy of tightening credit to junket agents, management is continuing to explore ways to enlarge the network of junket agents. We expect that the Chinese government will implement economic policies in the near future that will further stimulate the economy. If such policies are implemented and the Chinese economy improves as a result, we will consider increasing credit made available to junket agents. As an incentive to attract more non-credit agents, beginning September 1, 2012, the Company provided an option for these non-credit large agents to share the wins and losses under the revenue sharing model based on their proportionate contribution of total Rolling Chip Turnover.

Recent Activities

•	In March 2012, our Board of Directors authorized an increase in the cash dividend paid after our 6-month results are released (the “Six Month Dividend”) from $0.10 to $0.12 per outstanding ordinary share. The Company also pays a dividend each year after the release of the Company’s annual financial results, the payment of an amount per outstanding ordinary share equal to (i) 15% of the Company’s Non-GAAP net income (defined as operating income before amortization of intangible assets and change in fair value of contingent consideration) for the most recently completed fiscal year less the Six Month Dividend amount, divided by (ii) the number of ordinary shares outstanding on the record date for such dividend. The first dividend was paid on September 2, 2011, totaling $3,880,406. We declared an additional dividend of $7,529,000 in March 2012, which was paid on April 18, 2012. We paid the 2012 Six Month Dividend of $0.12 per outstanding ordinary share on August 31, 2012, for an aggregate Six Month Dividend amount of $5,093,128.

2

•	In June 2011, the Board of Directors authorized the establishment of a share repurchase program for the Company to purchase up to two million of its ordinary shares on the open market at prices to be determined by the Company’s management (the “2011 Repurchase Plan”). Purchases pursuant to the 2011 Repurchase Plan were able to be made from time to time in accordance with SEC rules and regulations through open market transactions, subject to market conditions, the Company’s share price and other factors. A total of 26,300 ordinary shares were repurchased under the 2011 Repurchase Plan, which expired on June 30, 2012.

•	After the expiration of the 2011 Repurchase Plan, the Board of Directors established a new share repurchase program, which will expire on June 30, 2013 (the “2012 Repurchase Plan”). The 2012 Repurchase Plan authorizes the Company to purchase up to two million of its ordinary shares on the open market at prices to be determined by the Company’s management. During the three months ended September 30, 2012, the Company repurchased an aggregate of 262,347 ordinary shares for an aggregate purchase price of $962,231. The ordinary shares will be retired and the purchase price was allocated to par value and additional paid in capital.

•

On August 1, 2012, we announced that beginning on September 1, 2012, we would be changing our remuneration model from a fixed commission model of 1.25% on Rolling Chip Turnover to the revenue sharing model.

•	On September 12, 2012, we completed the acquisition of the rights to 100% of the profits derived by Bao Li Gaming, effective September 1, 2012, from the promotion of the Kam Bao Li Club at the City of Dreams Hotel and Casino.

3

RESULTS OF OPERATIONS

Three Months ended September 30, 2012 Compared to the Three Months ended September 30, 2011

The following table sets forth certain information regarding our unaudited results of operations for the three months ended September 30, 2012 and 2011(all figures are in $ thousands except ratios and percentages).

	Three Months Ended September 30, 2012	Three Months Ended September 30, 2011	2012 to 2011 Increase (Decrease)
Revenue from VIP gaming promotion	$54,028	$74,414	(27)%
Commission to junket agents	$34,536	$47,198	(27)%
Selling, general and administrative expenses	$4,142	$4,101	1%
Operating income after amortization of intangible assets and before change in fair value of contingent consideration	$13,291	$21,257	(37)%
Percentage of operating income after amortization of intangible assets and before change in fair value of contingent consideration/Revenue from VIP gaming promotion	24.60%	28.57%

Non-GAAP Financial Results

The following Non-GAAP unaudited financial results for the three months ended September 30, 2012 and 2011 are used by management to evaluate our financial performance prior to the deduction of amortization of intangible assets related to the acquisitions of King's Gaming and Bao Li Gaming (all figures are in $ thousands except ratios and percentages) (see Non-GAAP Financial Measure on page 12).

	Three Months Ended September 30, 2012	Three Months Ended September 30, 2011	2012 to 2011 Increase (Decrease)
Non-GAAP income before amortization of intangible assets and change in fair value of contingent consideration	$14,947	$22,520	(34)%

Percentage of Non-GAAP income before amortization of intangible assets and change in fair value of contingent consideration/Revenue from VIP gaming promotion	27.67%	30.26%

4

Rolling Chip Turnover Ratios

Rolling Chip Turnover is used by casinos to measure the volume of VIP gaming room business transacted and represents the aggregate amount of bets made by gaming patrons. Bets are wagered with ‘‘non-negotiable chips’’ and winning bets are paid out by casinos in so-called ‘‘cash’’ chips. If a gaming patron continues to make bets, they have to change the cash chips to non-negotiable chips.

Rolling Chip Turnover ratios are calculated as percentages of Rolling Chip Turnover, and represent the growth in revenue, expenses and income in comparison to the growth in gaming volume which investors and management use to assess the operating efficiencies of the VIP gaming promoters.

The following table sets forth certain information regarding our unaudited results relating to our Rolling Chip Turnover and certain performance ratios for the three months ended September 30, 2012 and 2011 (all figures are in $ thousands except for ratios and percentages).

	Three Months Ended September 30, 2012	Three Months Ended September 30, 2011	2012 to 2011 Increase (Decrease)
Rolling Chip Turnover	$4,030,593	$5,950,823	(32)%

Revenue from VIP gaming promotion/Rolling Chip Turnover	1.34%	1.25%

Commission to junket agents/Rolling Chip Turnover	0.86%	0.79%

Selling, general and administrative expenses/Rolling Chip Turnover	0.10%	0.07%

Percentage of operating income after amortization of intangible assets and before change in fair value of contingent consideration/Rolling Chip Turnover	0.33%	0.36%

Beginning in September 2012, we changed our remuneration model from a fixed commission of 1.25% on Rolling Chip Turnover to a revenue sharing model. Under a revenue sharing model, we share in the gaming wins and losses of the VIP gaming rooms we promote. Our share of the gaming wins and losses ranges from 42.5% to 45% in our four VIP gaming rooms.

The decision to change to the revenue sharing model was made as a result of the Company’s expansion into four VIP gaming rooms and the ability to spread the risk of fluctuations surrounding gaming wins and losses. Additionally, management has initiated a new program offered to junket agents who provide their own credit to gaming patrons, allowing the junket agents to assume some of the risk of gaming losses or receive increased commission as a result of gaming wins.

Gaming wins and losses are sometimes referred to as the “win rate” in the VIP gaming rooms. The win rate is the percentage of Rolling Chip Turnover wagered in the VIP gaming room that is won by the casino (gross wins and losses divided by Rolling Chip Turnover). The statistical average win rate for baccarat ranges from 2.85% to 3.00%. Generally, when the win rate is below the statistical average, we have more Rolling Chip Turnover, because the gaming patron is winning and is paid in cash chips, which they in turn convert to non-negotiable chips. When the win rate is greater than the statistical average, we have a lower Rolling Chip Turnover, because the casino is winning, therefore the gaming patron is not converting as many cash chips into non-negotiable chips.

5

Below is a quarterly analysis of the win rate in our VIP gaming rooms from January 1, 2011 to September 30, 2012:

Period	Win Rate %

Q1 2011	3.33%
Q2 2011	3.23%
Q3 2011	2.52%
Q4 2011	2.27%
Q1 2012	2.93%
Q2 2012	3.10%
Q3 2012	3.13%

 Revenue from VIP gaming promotion was $54,028,116 for the three months ended September 30, 2012, as compared to $74,413,996 for the three months ended September 30, 2011, a decrease of 27.4%, principally as a result of the following factors:

(i) a higher than average win rate of 3.13%, which reduced Rolling Chip Turnover, partially offset by the change in remuneration method from the fixed commission model of 1.25% on Rolling Chip Turnover to the revenue sharing model;

(ii) continued tightening of credit as a result of slower expansion of China’s economy and managing bad debt risk; and

(iii) variations in the number of weekends and timing of visits to Macau.

Revenue from VIP gaming promotion, as a percentage of Rolling Chip Turnover, increased 0.09% to 1.34% during the three months ended September 30, 2012, from 1.25% during the three months ended September 30, 2011 as a result of changing our remuneration model from a fixed commission of 1.25% on Rolling Chip Turnover to a revenue sharing model beginning in September 2012. The win rate for September 2012 was 3.35%, which is greater than the statistical average of 2.85% to 3.00%. All of our VIP gaming rooms now operate under the revenue sharing model. The VIP gaming rooms in the Star World Hotel and Casino, the Venetian Hotel and Casino and the Galaxy Resort Macau, all of which operated under the fixed commission model of 1.25% on Rolling Chip Turnover, constituted all of the Company’s revenue during the comparative quarter of 2011.

Availability of cage capital, our credit extension policies and the win rate in the VIP gaming rooms have the most significant impact on our revenue. As of September 30, 2012, the total available lines of credit are an aggregate of approximately $59,322,000 and the Casino Operators may extend temporary credit in excess of this amount.  Additional cage capital is available as a result of the reinvestment of profits and additional shareholder loans. Beginning on September 1, 2012, all of our revenue is derived from the revenue sharing model, which has a higher risk of volatility than revenue earned under the fixed commission model. With the increase in the scale of operations and the number of gaming tables available to us, management believes the risk of loss is lower than in prior periods. As a result, we continue our marketing efforts to increase our Rolling Chip Turnover through working with junket agents who can provide their own capital (“non-credit junket agent”). Due to economic uncertainties in parts of Mainland China, we reduced the amounts of markers made available to junket agents and took steps to collect markers. The reduction in amounts made available to junket agents negatively impacted the growth in our total Rolling Chip Turnover during the third quarter of 2012 and resulted in a higher than average win rate for the quarter. Rolling Chip Turnover is correlated with the availability of cage capital and the win rate in the VIP gaming room. In order to reduce the effects of the policy of tightening credit to junket agents, management continues to explore ways to enlarge its network of junket agents, including through the acquisition of Bao Li Gaming, and to implement a more attractive commission program for non-credit junket agents. We expect that the Chinese government will implement economic policies in the near future that will further stimulate the economy. If such policies are implemented and the Chinese economy improves as a result, we will consider increasing credit made available to junket agents.

6

The commission paid to junket agents decreased by $12,662,769, or 26.83%, during the three months ended September 30, 2012, as compared to the same period in 2011 as a result of a decrease in total Rolling Chip Turnover. The commission paid to junket agents, as a percentage of Rolling Chip Turnover, was 0.86% for the three months ended September 30, 2012, up from 0.79% for the three months ended September 30, 2011, as a result of greater non-marker commission paid in 2012 and a smaller percentage of direct business in relation to total Rolling Chip Turnover. In order to attract more non-credit junket agents, beginning on September 1, 2012, the Company provided an option for these non-credit large agents to share the wins and losses under the revenue sharing model based on their proportionate contribution of total Rolling Chip Turnover. This may result in a higher percentage of commission paid to junket agents in relation to Rolling Chip Turnover.

Sales, general and administrative expenses increased by approximately $42,000, or 1.02%, while revenue decreased by 27.40%, during the three months ended September 30, 2012 as compared to 2011. Most of the VIP gaming rooms’ administrative costs and other selling, general and administrative expenses are fixed in nature and are not impacted by changes in Rolling Chip Turnover. The transaction costs for the acquisition of Bao Li Gaming were $251,386.

The special rolling tax decreased by $192,114, or 32.28%, during the three months ended September 30, 2012 as compared to the same period in 2011 as a direct result of the decrease in Rolling Chip Turnover. The percentage of the rolling tax to revenue from VIP gaming promotion remained consistent at approximately 0.8%.

Operating income, after amortization of intangible assets and before change in the fair value of contingent consideration for the acquisitions of King's Gaming and Bao Li Gaming was $13,291,288 for the three months ended September 30, 2012 as compared to operating income of $21,256,724, for the three months ended September 30, 2011, a decrease of approximately 37.47%, principally as a result of lower Rolling Chip Turnover and higher commissions paid to non-marker junket agents in the current period. The decrease as a percentage of revenue from VIP gaming promotion was primarily due to higher commissions paid to non-marker junket agents in the current period and a smaller percentage of direct business in relation to total Rolling Chip Turnover.  In order to attract more non-credit junket agents, beginning on September 1, 2012, we provided an option for these non-credit large agents to share the wins and losses under the revenue sharing model based on their proportionate contribution of total Rolling Chip Turnover. This may result in a higher percentage of commission paid to junket agents in relation to Rolling Chip Turnover.

Non-GAAP income before amortization of intangible assets and change in fair value of contingent consideration related to the acquisitions of King's Gaming and Bao Li Gaming, as a percentage of revenue from VIP gaming promotion was 27.67% for the three months ended September 30, 2012, as compared to 30.26% for three months ended September 30, 2011.  The decrease as a percentage of revenue from VIP gaming promotion was due to higher commissions paid in the current period and a smaller percentage of direct business in relation to total Rolling Chip Turnover.

The change in the fair value of the contingent consideration resulted in a decrease to the contingent consideration liability for King’s Gaming of $8,713,898 due primarily to a decrease of approximately 25% in the market price of our ordinary shares and a lower forecasted gross profit level of King’s Gaming which, in turn, resulted in a decrease in the number of earn-out shares expected to be earned by the Sellers of King’s Gaming. Additionally, there was a decrease to the contingent consideration liability for Bao Li Gaming of $638,254 due primarily to a decrease of approximately 13% in the market price of our ordinary shares. As required by FASB ASC Topic 805 on business combinations, any change in the fair value of the acquisition-related contingent consideration subsequent to the acquisition date, including changes from events after the acquisition date, such as changes in our estimate of the gross profit and Rolling Chip Turnover expected to be achieved, will be recognized in earnings in the period that estimated fair value changes. The fair value estimate assumes probability-weighted gross profit and Rolling Chip Turnover are achieved over the earn-out period. Actual achievement of gross profit range and Rolling Chip Turnover Target for this assumed earn-out period could reduce the liability to zero. A change in the fair value of the acquisition-related contingent consideration could have a material impact on our statement of operations and financial position in the period of change in estimate.

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Earnings per share (“EPS”) attributable to ordinary shareholders for the three months ended September 30, 2012 was $0.53, for basic and fully diluted based upon the basic and fully diluted weighted average share count of 42,386,032.

Non-GAAP EPS before amortization of intangible assets and change in the fair value of contingent consideration for the three months ended September 30, 2012 was $0.35 for basic and fully diluted.

Nine Months ended September 30, 2012 Compared to the Nine Months ended September 30, 2011

The following table sets forth certain information regarding our unaudited results for the nine months ended September 30, 2012 and 2011(all figures are in $ thousands except ratios and percentages).

	Nine Months Ended September 30, 2012	Nine Months Ended September 30, 2011	2012 to 2011 Increase (Decrease)
Revenue from VIP gaming promotion	$179, 877	$180,870	(1)%
Commission to junket agents	$116,159	$111,481	4%
Selling, general and administrative expenses	$13,354	$11,640	15%
Operating income after amortization of intangible assets and before change in fair value of contingent consideration	$44,762	$52,520	(15)%
Percentage of operating income after amortization of intangible assets and before change in fair value of contingent consideration/Revenue from VIP gaming promotion	24.88%	29.04%

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Non-GAAP Financial Results

The following Non-GAAP unaudited financial results for the nine months ended September 30, 2012 and 2011 are used by management to evaluate our financial performance prior to the deduction of amortization of intangible assets related to the acquisition of King's Gaming and Bao Li Gaming (all figures are in $ thousands except ratios and percentages) (see Non-GAAP Financial Measure on page 12).

	Nine Months Ended September 30, 2012	Nine Months Ended September 30, 2011	2012 to 2011 Increase (Decrease)
Non-GAAP income before amortization of intangible assets and change in fair value of contingent consideration	$48,955	$56,313	(13)%

Percentage of Non-GAAP income before amortization of intangible assets and change in fair value of contingent consideration/Revenue from VIP gaming promotion	27.22%	31.13%

Rolling Chip Turnover Ratios

Rolling Chip Turnover is used by casinos to measure the volume of VIP gaming room business transacted and represents the aggregate amount of bets made by gaming patrons. Bets are wagered with ‘‘non-negotiable chips ’’ and winning bets are paid out by casinos in so-called ‘‘cash’’ chips, if a gaming patron continues to make bets they have to change the cash chips to non-negotiable chips.

Rolling Chip Turnover ratios are calculated as percentages of Rolling Chip Turnover, and represent the growth in revenues, expenses and income in comparison to the growth in gaming volume which investors and management use to assess the operating efficiencies of the VIP gaming promoters.

The following table sets forth certain information regarding our unaudited results relating to our Rolling Chip Turnover and certain performance ratios for the nine months ended September 30, 2012 and 2011 (all figures are in $ thousands except for ratios and percentages).

	Nine Months Ended September 30, 2012	Nine Months Ended September 30, 2011	2012 to 2011 Increase (Decrease)
Rolling Chip Turnover	$14,097,296	$14,356,000	(2)%

Revenue from VIP gaming promotion/Rolling Chip Turnover	1.28%	1.26%

Commission to junket agents/Rolling Chip Turnover	0.82%	0.78%

Selling, general and administrative expenses/Rolling Chip Turnover	0.09%	0.08%

Percentage of operating income after amortization of intangible assets and before change in fair value of contingent consideration/Rolling Chip Turnover	0.32%	0.37%

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Beginning in September 2012, we changed our remuneration model from a fixed commission of 1.25% on Rolling Chip Turnover to a revenue sharing model. Under a revenue sharing model, we share in the gaming wins and losses of the VIP gaming rooms we promote. Our share of the gaming wins and losses ranges from 42.5% to 45% in our four VIP gaming rooms.

The decision to change to a revenue sharing model was made as a result of the Company’s expansion into four VIP gaming rooms and the ability to spread the risk of fluctuations surrounding gaming wins and losses. Additionally, management has initiated a new program offered to junket agents who provide their own credit to gaming patrons, allowing the junket agents to assume some of the risk of gaming losses or receive increased commission as a result of gaming wins.

Gaming wins and losses are sometimes referred to as the “win rate” in the VIP gaming rooms. The win rate is the percentage of Rolling Chip Turnover wagered in the VIP gaming room that is won by the casino (gross wins and losses divided by Rolling Chip Turnover). The statistical average win rate for baccarat ranges from 2.85% to 3.00%. Generally, when the win rate is below the statistical average, we have more Rolling Chip Turnover, because the gaming patron is winning and is paid in cash chips, which they in turn convert to non-negotiable chips. When the win rate is greater than the statistical average, we have a lower Rolling Chip Turnover, because the casino is winning, therefore the gaming patron is not converting as many cash chips into non-negotiable chips.

 Revenue from VIP gaming promotion was $179,877,294 for the nine months ended September 30, 2012, as compared to $180,870,093 for the nine months ended September 30, 2011, a decrease of 0.55%, principally as a result of the following factors:

(i) a higher than average win rate of 3.04%, which reduced Rolling Chip Turnover, partially offset by the change in remuneration method from the fixed commission model of 1.25% on Rolling Chip Turnover to the revenue sharing model in September 2012;

(ii) continued tightening of credit as a result of slower expansion of China’s economy and managing bad debt risk; and

(iii) variations in the number of weekends and timing of visits to Macau.

The decrease was offset by the following factors, which had their greatest impact in the first two quarters of 2012:

(i) the increase in our network of junket agents;

(ii) continued growth of the Macau gaming markets;

(iii) increased cage capital as a result of reinvesting profits, use of increased lines of credit available from the Casino Operators, use of increased and shareholder loans; and

(iv) the opening of the Iao Kun VIP Room at the Galaxy Resort Macau on May 15, 2011.

Revenue from VIP gaming promotion, as a percentage of Rolling Chip Turnover, increased 0.02% to 1.28% during the nine months ended September 30, 2012, from 1.26% during the nine months ended September 30, 2011 due to the high win rate in our VIP gaming rooms during the month of September 2012, the first month all of our gaming rooms have operated under a revenue sharing model. From June 2011 to August 2012, we focused our resources on our VIP gaming rooms in the Star World Hotel and Casino, the Venetian Hotel and Casino and the Galaxy Resort Macau, all of which operated under the fixed commission of 1.25% on Rolling Chip Turnover, and constituted all of our revenue during this period. In September 2012, we acquired Bao Li Gaming in the City of Dreams Hotel and Casino and changed the revenue sharing model from fixed commission to win/loss sharing for all our VIP rooms.

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Availability of cage capital, our credit extension policies and the win rate in the VIP gaming rooms have the most significant impact on revenue. As of September 30, 2012, the total available lines of credit are an aggregate of approximately $59,322,000 and the Casino Operators may extend temporary credit in excess of this amount.  Additional cage capital is available as a result of the reinvestment of profits and additional shareholder loans. Starting from September 1, 2012, all of our revenue is based upon the revenue sharing model, which has a higher risk of volatility associated with revenue earned under the fixed commission model of 1.25% on Rolling Chip Turnover. With the increase in the scale of operations and the number of gaming tables available to us, management believes the risk of loss is lower than in prior periods. As a result, we continue our marketing efforts to increase our Rolling Chip Turnover through working with junket agents who can provide their own capital (“non-credit junket agent”). Due to economic uncertainties in parts of Mainland China, we reduced the amounts of markers made available to junket agents and took steps to collect markers. The reduction in amounts made available to junket agents negatively impacted the growth in our total Rolling Chip Turnover during the third quarter of 2012. Rolling Chip Turnover is correlated with the availability of cage capital and the win rate in the VIP gaming room. In order to reduce the effects of the policy of tightening credit to junket agents, management continues to explore ways to enlarge its network of junket agents, including through the acquisition of Bao Li Gaming, and to implement a more attractive commission program for non-credit junket agents. We expect that the Chinese government will implement economic policies in the near future that will further stimulate the economy. If such policies are implemented and the Chinese economy improves as a result, we will consider increasing credit made available to junket agents.

The commissions paid to junket agents increased by $4,677,608, or 4.2%, during the nine months ended September 30, 2012, as compared to the same period in 2011 as a result of an increase in total non-marker commissions paid in 2012 and a smaller percentage of direct business in relation to total Rolling Chip Turnover. The commissions paid to junket agents, as a percentage of Rolling Chip Turnover was 0.82% for the nine months ended September 30, 2012, up from 0.78% for the nine months ended September 30, 2011. In order to attract more non-credit junket agents, beginning September 1, 2012, the Company provided an option for these non-credit large agents to share the wins and losses under the revenue sharing model based on their proportionate contribution of total Rolling Chip Turnover. This may result in a higher percentage of commissions paid to junket agents in relation to Rolling Chip Turnover.

Sales, general and administrative expenses increased by approximately $1,713,000, or 14.72%, while revenue decreased by 0.55%, during the nine months ended September 30, 2012 as compared to 2011. Legal and professional fees increased by approximately $304,000 as a result of higher compliance costs and fees associated with our planned listing on the Hong Kong Stock Exchange as well as acquisition costs for Bao Li Gaming during the period of 2012. Management salaries and director fees increased by approximately $182,000 as a result of an increase in the number of employees as well as increased salaries.  Management fees increased by approximately $88,000 as a result of increased employee costs in Macau as well as the operation of a larger Iao Kun VIP Room in the Galaxy Resort Macau, which opened in May 2011 and the acquisition of Bao Li Gaming.

The special rolling tax decreased by $25,997, or 1.81%, during the nine months ended September 30, 2012 as compared to the same period in 2011 as a direct result of a decrease in Rolling Chip Turnover. The percentage of the rolling tax to revenue from VIP gaming promotion remained consistent at 0.8%.

Operating income, after amortization of intangible assets and before change in the fair value of contingent consideration for the acquisitions of King's Gaming and Bao Li Gaming, was $44,762,329 for the nine months ended September 30, 2012 as compared to operating income of $52,519,962, for the nine months ended September 30, 2011, a decrease of approximately 14.77%, principally as a result of relatively higher commission rate paid to non-marker junket agents in the current period and acquisition cost and operating expenses from Bao Li Gaming in September 2012.  The decrease as a percentage of revenue from VIP gaming promotion was due to the same reasons described above.

Non-GAAP income before amortization of intangible assets and change in fair value of contingent consideration related to the acquisitions of King's Gaming and Bao Li Gaming, as a percentage of VIP gaming revenue was 27.22% for the nine months ended September 30, 2012, as compared to 31.13% for nine months ended September 30, 2011.  The decrease as a percentage of revenue from VIP gaming promotion was due to higher commissions paid to non-marker junket agents in the current period and acquisition related costs and operating expenses from Bao Li Gaming in September 2012.

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The change in the fair value of the contingent consideration resulted in a decrease to the contingent consideration liability for King’s Gaming of $14,608,329 due primarily to a decrease of approximately 45% in the market price of our ordinary shares and a lower forecasted gross profit level of King’s Gaming, which, in turn, resulted in a decrease in the number of shares expected to be earned by the Sellers of King’s Gaming. Additionally, there was a decrease to the contingent consideration liability for Bao Li Gaming of $638,254 due primarily to a decrease of approximately 13% in the market price of our ordinary shares. As required by FASB ASC Topic 805 on business combinations, any change in the fair value of the acquisition-related contingent consideration subsequent to the acquisition date, including changes from events after the acquisition date, such as changes in our estimate of the gross profit and Rolling Chip Turnover expected to be achieved, will be recognized in earnings in the period that estimated fair value changes. The fair value estimate assumes probability-weighted gross profit and Rolling Chip Turnover are achieved over the earn-out period. Actual achievement of gross profit range Rolling Chip Turnover Target for this assumed earn-out period could reduce the liability to zero. A change in the fair value of the acquisition-related contingent consideration could have a material impact on our statement of operations and financial position in the period of change in estimate.

A total of 3,103,000 ordinary shares were issued to Spring Fortune in the third quarter of 2012 pursuant to the incentive share provisions of our merger agreement with AGRL. AGRL achieved the performance target for the year ended December 31, 2011 of $65,000,000 to earn 2,573,000 ordinary shares and the additional incentive target of $78,000,000 to earn 530,000 ordinary shares in 2011.

EPS attributable to ordinary shareholders for the nine months ended September 30, 2012 was $1.41, for basic and fully diluted based upon the basic and fully diluted weighted average share count of 42,442,746.

Non-GAAP EPS before amortization of intangible assets and change in the fair value of contingent consideration for the nine months ended September 30, 2012 was $1.15 for basic and fully diluted.

Non-GAAP Financial Measure

 Our calculation of Non-GAAP income (operating income before amortization of intangible assets and change in fair value of contingent consideration) and Non-GAAP EPS for the three and nine months ended September 30, 2012 and 2011, differs from EPS based on net income because it does not include amortization of intangible assets and change in fair value of contingent consideration.  We use this information internally in evaluating our operations and believe this information is important to investors because it provides a complete picture of our operations for the entire period and is more accurately comparable to the prior-year period.  Notwithstanding the foregoing, Non-GAAP income and EPS should not be considered an alternative to, or more meaningful than, net income and EPS as determined in accordance with GAAP.   The following is a reconciliation of our unaudited net income to Non-GAAP income and GAAP EPS to our Non-GAAP EPS:

	For the Three Months Ended September 30, 2012	For the Three Months Ended September 30, 2011
Net Income attributable to ordinary shareholders	$22,643,440	$26,863,081

Amortization of intangible assets	1,655,700	1,263,069

Change in fair value of contingent consideration	(9,352,152)	(5,606,357)

Non-GAAP income (before amortization of intangible assets and change in fair value of contingent consideration)	$14,946,988	$22,519,793

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	For the Three Months Ended September 30, 2012		For the Three Months Ended September 30, 2011
	Basic	Fully Diluted	Basic	Fully Diluted

Earnings per share attributable to ordinary shareholders	$0.53	$0.53	$0.69	$0.68

Amortization of intangible assets	0.04	0.04	0.03	0.03

Change in fair value of contingent consideration	(0.22)	(0.22)	(0.14)	(0.14)

Non-GAAP Earnings per share (before amortization of intangible assets and change in fair value of contingent consideration)	$0.35	$0.35	$0.58	$0.57

	For the Nine Months Ended September 30, 2012	For the Nine Months Ended September 30, 2011

Net Income attributable to ordinary shareholders	$60,008,912	$60,897,002

Amortization of intangible assets	4,192,535	3,792,795

Change in fair value of contingent consideration	(15,246,583)	(8,377,040)

Non-GAAP income (before amortization of intangible assets and change in fair value of contingent consideration)	$48,954,864	$56,312,757

	For the Nine Months Ended September 30, 2012		For the Nine Months Ended September 30, 2011
	Basic	Fully Diluted	Basic	Fully Diluted

Earnings per share attributable to ordinary shareholders	$1.41	$1.41	$1.63	$1.61

Amortization of intangible assets	0.10	0.10	0.10	0.10

Change in fair value of contingent consideration	(0.36)	(0.36)	(0.22)	(0.22)

Non-GAAP Earnings per share (before amortization of intangible assets and change in fair value of contingent consideration)	$1.15	$1.15	$1.51	$1.49

Liquidity and Capital Resources

As of September 30, 2012, total available cage capital in Macau was approximately $265,093,000.  The total available cage capital is comprised of markers receivable of approximately $237,749,000 and cash, cash chips and non-negotiable chips of approximately $27,344,000.  AERL’s related parties’ loans increased from $62,641,619 as of December 31, 2011 to $66,234,512 as of September 30, 2012, an increase of $3,592,893. $60,000,000 of the related parties’ loans are convertible long-term loans.  AERL’s related parties have guaranteed the lines of credit with the Casino Operators, as well as uncollectible markers receivable (if any), which further reasonably demonstrates the strong commitment from the principals to the continual success of the operations.

As of September 30, 2012, AERL had a total cash and cash equivalents balance of $27,343,699. Cash and cash equivalents provided by operations was $45,067,313 for the nine months ended September 30, 2012 compared to cash used in operations of $1,697,501 for the same period in 2011 as a result of the policy of tightening credit to junket agents and strengthening collection efforts on markers receivable. The Company’s credit risk is primarily attributable to markers receivable which are guaranteed by Mr. Lam, Mr. Vong, Mr. Mok and Mr. Lou. Management has a credit policy in place and the exposures to these credit risks are monitored on an ongoing basis. With respect to markers receivable, credit evaluations are performed on all junket agents and direct gaming patrons. These evaluations focus on the junket agent or direct gaming patron’s past history of making payments when due and current ability to pay, and take into account information specific to the junket agents and direct gaming patrons as well as analysis of the economic environment from which the junket agents and direct gaming patrons come from. As of September 30, 2012, management believes that there is no concentration of credit risk related to markers receivable.

We have available lines of credit of approximately $59,322,000 from Casino Operators, of which $54,812,000 was outstanding as of September 30, 2012. The lines of credit may be increased from time to time at the discretion of the Casino Operators.

If the Casino Operators decide not to renew the lines of credit in any given month, Rolling Chip Turnover may be reduced as a result of reducing credit extended to junket agents and gaming patrons for gaming purposes. As a result, the amount of the reduced Rolling Chip Turnover, our gaming revenue from the Casino Operators and our net operating income would also be reduced.

Our expected sources of repayment of the Lines of Credit are the repayment of markers receivable from junket agents and gaming patrons as well as receivables due from the Casino Operators.

Throughout the year, we may receive advance payments on commissions earned prior to the end of the month in which they are earned.  For example, for the month of September 2012, we received approximately $2,837,000 in advance commission payments.

In order to attract more non-credit junket agents, beginning on September 1, 2012, the Company provided an option for these non-credit large agents to share the wins and losses under the revenue sharing model based on their proportionate contribution of total Rolling Chip Turnover. This may result in a higher percentage of commission paid to junket agents in relation to Rolling Chip Turnover.

We paid dividends on September 2, 2011, totaling $3,880,406 and on April 18, 2012 totaling $7,529,000. Additionally, we paid a dividend of $5,093,128 on August 31, 2012. We expect to pay the dividend of $0.12 per outstanding ordinary share after our-6-month results every year.

13

During the nine months ended September 30, 2012, we repurchased an aggregate of 288,647 ordinary shares for an aggregate purchase price of $1,086,438.

We made cash payments of $9,000,000 and $15,000,000 for the acquisitions of King’s Gaming and Bao Li Gaming, respectively.

Future Sources and Uses of Cash

We expect that our future liquidity and capital requirements will be affected by:

•	Capital requirements related to prior and future acquisitions;

•	Cash flow from acquisitions;

•	Working capital requirements;

•	Funds obtained as a result of the exercise of our Unit Purchase Option;

•	Dividend distributions;

•	Repurchase of the shares;

•	Funds raised through the sale of our securities; and

•	Earnings accumulated and reinvested.

Other Events.

On November 19, 2012, the Company issued a press release announcing third quarter and nine-month 2012 financial results. A copy of the press release is attached as Exhibit 99.1.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

November 19, 2012

ASIA ENTERTAINMENT & RESOURCES LTD.

By: /s/ Li Chun Ming Raymond

Name: Li Chun Ming Raymond
Title: Chief Financial Officer

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EXHIBIT INDEX

Financial Statements and Exhibits.

Exhibit No.	Description

99.1	Press Release dated November 19, 2012

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